UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[**X**] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended <u>December 31, 2004</u>

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____ to _____

Commission File Number: <u>0-27524</u>

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
(Exact name of Registrant as specified in its charter)

Province of British Columbia (Canada)
(Jurisdiction of incorporation or organization)

Suite 230 -1700 West 75th Avenue
Vancouver, British Columbia
V6P 6G2 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common
stock as of the close of the period covered by the annual report:

Title of Each Class	Outstanding at December 31, 2004
Common Shares Without Par Value	**93,129,798**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section
13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such
shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.   Yes [**X**]   No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [**X**]   Item 18 [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [   ]   No [   ]   Not applicable [**X**]

This report contains statements of a forward-looking nature relating to future events or our future performance. These statements are only predictions and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this report which could cause actual results to differ materially from those expressed in or implied by, any forward-looking statements, including those set forth in "Risk Factors" See "Cautionary Note Regarding Forward-Looking Statements".

TABLE OF CONTENTS

Page

Part I

Item 1. Identity Of Directors, Senior Management and Advisers

Not applicable, this is an Annual Report only.

Item 2. Offer Statistics and Expected Timetable

Not applicable, this is an Annual Report only.

Item 3. Key Information

A. Selected financial data

The following table represents selected consolidated financial information of DynaMotive Energy Systems Corporation. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Except as otherwise indicated, the following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles.

	Fiscal Year				
	2004	2003	2002	2001	2000
(US Dollars)					
Results of operations:					
Revenue	—	—	68,569	274,360	907,744
Loss from operations	**(9,917,889)**	(4,995,624)	(3,733,499)	(5,798,827)	(4,863,482)
Loss from continuing operations	**(9,916,215)**	(4,921,650)	(4,366,454)	(6,437,461)	(4,756,873)
Net loss per Cdn GAAP	**(9,916,215)**	(4,984,681)	(5,261,607)	(6,838,264)	(4,756,873)
Net loss per US GAAP	**(8,405,184)**	(4,984,681)	(5,264,469)	(6,602,892)	(6,103,362)
Net loss per share Cdn GAAP	**(0.12)**	(0.09)	(0.12)	(0.19)	(0.15)
Net loss per share US GAAP	**(0.10)**	(0.09)	(0.12)	(0.18)	(0.12)
Net loss from continuing operation per share	**(0.12)**	(0.09)	(0.10)	(0.18)	(0.15)
Financial position at year-end:					
Total assets, Cdn GAAP	**13,198,698**	3,759,605	1,285,813	6,454,399	4,469,120
US GAAP	**13,198,698**	3,759,605	1,285,813	6,457,263	4,390,740
Total liabilities, Cdn GAAP	**8,911,500**	2,035,168	1,957,625	5,179,271	898,374
US GAAP	**8,911,500**	2,035,168	1,957,625	5,179,271	898,374
Shareholder's equity, Cdn GAAP	**4,287,198**	1,724,437	(671,812)	1,275,128	3,570,746
Shareholder's equity, US GAAP	**4,287,198**	1,724,437	(671,812)	1,277,992	3,492,366
Common shares issued	**93,129,798**	69,915,654	49,941,000	40,942,115	35,851,060

During 2004, significant impacts to results of operations and financial condition and comparability of results of operations and financial condition in 2004 versus 2003 occurred principally due to the commencement of construction of the Company's 100tpd commercial scale plant in West Lorne, Ontario. The Company is now solely focused on BioOil related activities.

B. Capitalization and indebtedness

Not applicable, this is an Annual Report only*.*

C. Reasons for the offer and use of proceeds

Not applicable, this is an Annual Report only.

D. Risk factors

RISK FACTORS

You should carefully consider the risks, uncertainties and other factors described below because they could materially and adversely affect our business, financial condition, operating results, prospects and or the market price of our common shares. This Risk Factors section is written in accordance with U.S. Securities and Exchange Commission's "plain English" guidelines. In this section, the words "we," "us," "our" and "ours" refer only to the Company and its subsidiaries and not any other person.

RISKS RELATED TO OUR OPERATIONS

WE HAVE INCURRED NET LOSSES SINCE COMMENCING BUSINESS AND EXPECT FUTURE LOSSES

We have had limited revenues to date and have not shown a profit since inception. The Company had a net loss of $9,916,215 for the year ended December 31, 2004 as well as a net loss of $4,984,681 for the year ended December 31, 2003. As at December 31, 2004, the Company has a working capital deficit of $7,062,062. As this is a new business, we may experience typical problems, difficulties, complications and delays. We expect to show a substantial net loss for the year ended 2005. We do not expect revenues to increase in any significant way until we have successfully established commercial BioOil operations. Accordingly, we may not be able to operate profitably on a consistent basis, if at all.

The Company is in the process of raising additional capital financing in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets and liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

WE HAVE LIMITED FINANCIAL AND MANAGEMENT RESOURCES TO PURSUE OUR GROWTH STRATEGY

Our growth strategy may place a significant strain on our management, operational and financial resources. We have negative cash flow from operations and continue to seek additional capital. We will likely have to obtain additional capital either through debt or equity financing to continue our research and development strategies. There can be no assurance, however, that we will be able to obtain such financing on terms acceptable to the Company. If adequate funds are not available when needed, we may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of our products or research and development programs.

If we raise additional funds through the issuance of equity or convertible securities, these new securities may contain certain rights, preferences or privileges that are senior to those of our Common Shares. Additionally, the percentage of ownership of the Company held by existing shareholders will be reduced.

WE MUST DEVELOP AND EXPAND OUR SALES AND MARKETING CAPABILITIES

Our sales and marketing experience is very limited. We will be required to further develop our marketing and sales force in order to effectively demonstrate the advantages of our technology over more traditional technology, as well as other competitors' technology. We may not be able to establish adequate sales and distribution capabilities, and there is no guarantee that our sales and marketing experience will be successful.

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

Patents and other intellectual property are a critical aspect of the present operation and future success of our business. Policing unauthorized use of our proprietary technologies and other intellectual rights could entail significant expense and could be difficult or impossible, particularly given that the laws of some countries afford little or no effective protection of our intellectual property. Given the nature of our business, third parties may bring claims of copyright, patent or trademark infringement against us. Further, third parties may claim that we have misappropriated their creative ideas or otherwise infringed on their proprietary rights in connection with our technologies. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing agreements or prevent us from using important technologies or methods.

OUR TECHNOLOGY HAS NOT YET BEEN COMMERCIALIZED

To date, our technology has been tested only at a pre-commercial scale. Full commercialization may expose operational flaws and unanticipated costs that may inhibit market acceptance.

OUR MARKET IS VERY COMPETITIVE

The markets for our products and technologies are traditionally highly competitive, and other providers of products and technologies have various advantages and disadvantages in competition with ours. Many of our competitors have established long-standing relationships with power generation companies, utilities, manufacturers and others that we view as potential customers. Most competitors also have substantially greater access to capital and technical resources than we do and may therefore have a significant competitive advantage.

Our primary technologies face market acceptance barriers that do not affect already established technologies. To date, our primary technologies and products have gained only limited market acceptance and have generated no revenues.

WE MAY BE SUBJECT TO HAZARDOUS WASTE LIABILITIES

BioOil and some of its derivative products may be deemed to be hazardous wastes for which a liability may be imposed upon us should any contamination from improper storage or handling occur. Liability costs associated with environmental cleanups of contaminated sites historically have been very high as have been the level of fines imposed by regularity authorities upon parties deemed to be responsible for environmental contamination. We have obtained limited insurance protection but this may not be sufficient insurance protection from such liabilities if they should ever arise. If contamination should take place for which we are deemed to be liable, potentially liable or a responsible party, the resulting costs could have a material effect on our business.

OUR BUSINESS WILL SUFFER IF WE LOSE KEY SKILLED PERSONNEL

We are dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we rely on the services of our Chief Executive Officer and Chief Technology Officer. In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees. We may not be able to successfully attract and hire skilled and experienced personnel.

OUR STRATEGIC ALLIANCES MAY NOT ACHIEVE THEIR GOALS

We expect to partially rely on strategic alliances for development contracts, assistance in research and development and marketing expertise. Even if we are successful in forming these alliances, they may not achieve their goals.

RISKS RELATED TO OUR COMMON SHARES

THE ABILITY TO TRADE THE COMPANY'S STOCK MAY BE LIMITED

Shares of the Company's Common Shares currently trade only upon the Over-the-Counter Bulletin Board market. This may not provide the same liquidity for the trading of securities as the Nasdaq or other exchange. Because our shares are not listed on Nasdaq or any other exchange, the Company's stock presently comes within the definition of a "penny stock" as defined in the Securities Exchange Act of 1934 and the rules under that Act.

Generally, the penny stock rules require a broker-dealer, before a transaction in a penny stock to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Therefore, investors may find it more difficult to sell their shares.

OUR STOCK'S TRADING PRICE MAY BE SUBJECT TO MARKET VOLATILITY

In recent years, the stock market in general, and the prices of stock of technology companies including our own, have experienced extreme price fluctuations, sometimes without regard to the fundamentals of the particular company. These broad market and industry fluctuations may adversely affect the market price of our Common Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 that reflect our current expectations about our future results, performance, prospects and opportunities. Where possible, the forward-looking statements are identified by words such as "believes," "anticipates," "plans," "expects," "seeks," "estimates," "intends," "may," "will," and other similar expressions; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterization of future events or circumstances are forward-looking statements. The forward-looking statements are subject to significant risks, uncertainties and other factors including those identified in the "Risk Factors" section of this Form 20-F, which may cause actual results to differ materially from those expressed in or

implied by, these statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring subsequent to the filing of this report or for any other reason.

Item 4. Information On The Company

A. History and development of the Company

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called "Fast Pyrolysis", which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 18 to the Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of December 31, 2004 the Company had six wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), the West Lorne BioOil Co-Generation Limited Partnership formed under the laws of Ontario, DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill™ Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive. The Company's wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company, in April, 2001. In 2002, BBL became insolvent and the Company treats it as a discontinued operation.

In this report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

B. Business Overview

Financial information concerning the Company's industry segments is summarized in Note 18 to the Consolidated Financial Statements. Unless otherwise indicated, all financial information contained in this Annual Report on Form 20-F is in U.S. dollars and based on Canadian generally accepted accounting principles ("GAAP").

DynaMotive's primary focus is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil as a clean, renewable fuel utilizing biomass feedstocks. To support this goal, the Company plans over the next year to develop full commercial scale BioOil production facilities in conjunction with its alliance partners and then expand upon its existing marketing efforts to generate new licensee's throughout Canada, Europe, the USA, Asia and Latin America.

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass wastes into liquid BioOil that is then used as a "green" renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2004 the Company began construction of its first 100 tpd commercial scale plant, located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne, Ontario, Canada. The Company expects to complete commissioning of the plant and bring the facility into full operation in Q3 of 2005.

In April 2002, the Company completed the sale of the operating assets of DynaPower, its metal cleaning subsidiary to former employees to focus exclusively in the bioenergy field and in the development of BioOil and derivative products. The Company retains ownership in all of DynaPower's intellectual property and expects to receive on-going royalties from its patents. DynaPower produces industrial metal cleaning systems that eliminate the need for toxic chemicals traditionally used by the wire manufacturing industry to clean their products. DynaPower systems have been sold in North and South America, Europe and Asia

I. CORE TECHNOLOGIES

The Company develops and markets the Fast Pyrolysis process which efficiently converts forest and agricultural biomass waste into BioOil, char and non-condensable gases. There is zero waste from the process. Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The non-condensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process. DynaMotive aims to position its technology as the worldwide industry standard for the production of BioOil clean, renewable fuel.

The Company has demonstrated a high level of success from its Fast Pyrolysis and BioOil commercialisation program in recent years. DynaMotive has six phases to its commercialisation program as shown below:

Phase 1: Bench scale, "proof of concept" was completed by Resource Transforms International, Ltd. (RTI) in 1996. DynaMotive licensed the Fast Pyrolysis technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, DynaMotive built a 0.5 tonnes per day (tpd) prototype plant in Vancouver, BC, which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours. In 1999, Stone & Webster Engineering, a major US based power engineering company, completed technical due diligence and concluded that the process was "reliable and scaleable."

Phase 3: In 2001, DynaMotive entered into a strategic alliance with Tecna S.A. of Argentina to develop commercial energy systems based on DynaMotive's pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with DynaMotive to provide technical design and optimization input on DynaMotive's BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioOil technology and to evaluate and quantify the potential for improvements to the efficiency of the BioOil technology. This work has been on going since and resulted in confirmation of the basic BioOil designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioOil plant designs.

Phase 4: DynaMotive completed commissioning of a new 10 tpd pilot plant in March 2001. The plant has been built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant has a production capacity of 6,000 litres of BioOil per day. In January 2003, DynaMotive completed its pilot plant program having confirmed the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity. The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.

Phase 5: Following successful operation of the 10 tpd pilot, DynaMotive has begun construction of a 100 tpd commercial scale plant, with commissioning forecast to be completed by Q3 2005. This plant will use the same design, and will process wood residues to demonstrate continuous 24-hour production at commercial scale. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company's current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioOil project developments as part of the Company's final commercialization phase.

Phases 6/7: On completion of the field demonstration stage, DynaMotive and partners plan to develop multiple commercial plants at the 100-400 tpd scale. The Company is presently seeking to secure rights to multiple 'high disposal cost' biomass waste streams around the world, in order to launch its final commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

BioOil can also be used as the basis for a range of derivative products including, but not limited to, blended fuels for transportation, slow release fertilizers and specialty chemicals. The Company continues to pursue its strategy to secure industrial partners to develop commercial products from BioOil derivatives, based upon prototypes developed by DynaMotive allowing the Company to leverage its resources.

By virtue of being derived from biomass waste, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with diesel fuel, therefore having significant environmental advantages over fossil fuels with respect to atmospheric pollution.

1) BIOOIL PRODUCTION PROCESS

BioOil is produced using a patented fast pyrolysis process trade named Fast Pyrolysis that converts forest and agricultural biomass wastes such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the Fast Pyrolysis process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products.

In the fast pyrolysis reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass waste. The Company believes that the overall simplicity of the Fast pyrolysis process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company's BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd Fast pyrolysis pilot plant located at the Company's research and development facility in Vancouver BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, Fast Pyrolysis reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the Fast Pyrolysis was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company's 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could yield 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art "smart" instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

In January 2003, the Company announced that it successfully completed its pilot plant program confirming the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. As a result, the Company closed its test facilities and consolidated its operations at its corporate headquarters in Vancouver.

In 2003 and 2004, the Company focused its resources on construction of a 100 tpd commercial scale plant in West Lorne, Ontario and entered into agreements for the development and construction of the 100tpd pyrolysis reactor for the plant and completed engineering review of the design with UMA Engineering Ltd.

2) BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products ("Erie Flooring") facilities. The integrated plant is to utilize wood residue from Erie flooring's operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for its operations. The project is expected to export green power to Ontario's grid system beginning in Q3, 2005. The project is expected to be operating cash flow positive in 2006 and to prove the commercial viability of the technology.

The Company has entered into lease, wood supply, steam and electricity supply and other agreements with Erie Flooring, which allow for operation of the plant. The Company has received its generation license from the Ontario Energy Board and has an interconnection agreement with Hydro One for the export of electric power to the Ontario electricity grid. Commissioning of the plant is proceeding under the supervision of the Company.

In June 2003, the Company announced that it was approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their C$5,000,000 (US$ 4.1 million) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). If the Company sells the project or otherwise dispose during the Contract Period of assets financed by the SDTC funding, SDTC may have a claim on a portion of the proceeds proportionate to their percentage contribution to the asset.

The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets may include Canada, the US, Brazil and European countries, in addition to sugar producing regions in other parts of Latin America, Asia and Island based economies.

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by DynaMotive's BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully pre-commissioned on BioOil in March 2004 and has been installed at the Erie Flooring site. Orenda has also identified further commercial scale projects for its turbines and BioOil, in addition to Erie Flooring as referred to above.

DynaMotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, DynaMotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC). Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers in 2004.

The Company also continues to work with Cosan Bon Jesus ("Cosan" is Brazil's largest sugar and ethanol producer) with which the Company signed a comprehensive Memoranda of Understanding in March 1998. Cosan and DynaMotive have tested bagasse and optimized technical design for bagasse-based BioOil pyrolysis plants. The Company is concentrating on optimizing the design for a bagasse-fed BioOil pyrolysis plant and further validating applications, fuel quality and chemical composition of BioOil made from bagasse.

The Company has completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered wastes and are subsequently incinerated or landfilled. Canada's wood waste alone could potentially be converted to 15 million barrels of BioOil per year and represents a significant source of raw materials for DynaMotive.

3) BIOOIL APPLICATIONS & DERIVATIVE PRODUCTS

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future licensees or partnerships with DynaMotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company is following a staged approach to product development, focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. RTI and other research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

Char is a significant co-product of the Company's pyrolysis process. Char is a granular solid with properties similar to coal. At 23 – 25 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a "green" fuel which is CO_2 (carbon dioxide) neutral and does not contain any sulfur.

A commercial scale BioOil plant processing 400 tpd of wood residue is expected to produce approximately 26,000 tons per year of char with a total energy value of 600,000 – 650,000 Giga Joules, dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char also has potential for use as a feedstock for manufacturing of charcoal briquettes. DynaMotive char has been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards.

In 2003, the Company, with the University of Saskatchewan, completed initial analysis concluding that char is an appropriate material for activated carbon. Research and testing in this area continued in 2004.

4) BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT FUNDING

The Company's BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

The Company has received strong support from Canadian government departments and funded entities. In 2003, the Company was approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their C$5,000,000 (US$ 4.1 million) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). If the Company sells the project or otherwise disposes during the Contract Period of assets financed by the SDTC funding, SDTC may have a claim on a portion of the proceeds.

In 2003 and 2004, the Company entered into amendments to its Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). In November 2004, the Company received an extension to its TPC funding agreement to March 31, 2006. The agreement confirms a maximum reimbursement cap of C$8.235 million (US$6.8 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's fast pyrolysis technology.

TPC is a key element in the federal government's innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2004, has drawn US$4.8 million to fund pre-commercial Fast Pyrolysis research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$12.4 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada.

II. RAW MATERIALS AND SUPPLIERS

For the most part, the Company's products are custom designed and manufactured and are not produced for inventory. BioOil units will only be produced for specific projects with procurement commencing when project funding has been fully committed.

The Company outsources the final assembly of its products prior to sale and does not manufacture the major components of its systems. The manufactured components and materials used in the Company's products are obtained from both domestic and foreign sources. Historically, lead-time for delivery of materials has not been a problem.

While the Company has intentionally chosen to use only a limited number of manufacturers to produce the components for its technologies, in the opinion of management, the Company has a readily available supply of components and raw materials for all of its anticipated products from various sources and does not anticipate any difficulties in obtaining the components and raw materials necessary to its business.

The Company believes that this licensing and focused, outsourced manufacturing strategy allows it to deliver superior products without the high capital expenditures that the Company would otherwise require in order to manufacture the components in house. As a result of limiting the number of suppliers for the key components for the Company's products, the Company believes it is better able to control costs while still maintaining high quality specifications for the components' manufacture. Moreover, the Company believes that it is better able to limit the number of third parties who have access to the Company's proprietary technologies.

III.   EFFECT OF GOVERNMENTAL AND ENVIRONMENTAL PROTECTION REGULATIONS

The Company may be subject to material federal, provincial, state or foreign environmental laws. If full commercial use of BioOil in power generation, heat and other applications commences, the Company believes that it may become subject to various federal, local and foreign laws and regulations pertaining to the discharge of material into the environment, the use of biological waste products as feedstock, and otherwise relating to the protection of the environment. The Company believes that it will be able to fully comply in all material aspects with all such laws and regulations to the extent that they be deemed applicable to the Company's product with only limited resources expected to be required by the Company in so complying.

The Company believes that the environmental regulations currently imposed upon the targeted consumers of the Company's primary technologies are likely to be maintained if not expanded upon for the foreseeable future. The Company believes that the imposition of such regulations upon these targeted customers will provide significant assistance to the Company's ability to sell its products. Any stringent environmental protection laws enacted in an area in which a targeted customer is located could further enhance the Company's ability to attract customers to use these products.

C. Organizational Structure


DynaMotive Energy Systems
as at December 31, 2004
DynaMotive Corporation
(in USA)
June 29, 1990
100% ownership
DynaMotive Electrochem
(inactive)
April 27, 1993
100% ownership
DynaMill Systems, Ltd.
(inactive)
June 12, 1996
100% ownership
DynaMotive Europe Ltd.*
(in UK)
August 30, 1996
100% ownership
DynaMotive Puerto Rico, Inc.
(inactive)
February 18, 1997
100% ownership
DynaMotive Canada Inc.
(in Canada)
November 16,2000
100% ownership
(General Partner of West Lorne BioOil Co-Generation LP)
West Lorne BioOil Co-Generation LP
(in Canada)
September 12, 2003
99.9% ownership

Note:
* DynaMotive Europe Ltd's 75% owned subsidiary - Border Biofuels Ltd and its subsidiaries were petitioned into bankruptcy in December 2002 and are currently in liquidation.

DynaPower Inc. was disposed via Management Buy-out (MBO) in April 2002.

As of December 31, 2004, the Company had six wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill™ Systems Limited (incorporated in the Province of British Columbia in 1996), DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997) and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. The latter three corporations are currently inactive. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which will develop and operate the Erie Flooring Project. In April 2001, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company. In December 2002, BBL was placed into liquidation and the Company now accounts for it as a discontinued operation (see note 4 of the Company's audited financial statements).

D. Property, Plants and Equipment.

The Company's office facilities are leased. The Company's corporate headquarters, leased for a five-year period which commenced in June 2004, are located in a business park complex in Vancouver, BC, Canada with approximately 8,000 square feet of office space.

Since December 2002, the Company's 10 tpd pilot plant has been in storage and is intended for use to demonstrate the feasibility of new biomass waste streams.

The majority of the Company's capital assets consist of capital assets under construction for the Erie Flooring Project and initial amounts paid for the 200 tpd plant.

Item 5. Operating and Financial Review and Prospects

THE FOREGOING DISCUSSION IN "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING, AMONG OTHER THINGS, FUTURE ENERGY PRICES, THE AMOUNT OF SAVINGS DUE TO THE COMPANY'S COST CUTTING PROGRAM AND THE LEVEL OF FUTURE CAPITAL EXPENDITURES. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON MANY ASSUMPTIONS AND FACTORS INCLUDING COMPETITIVE PRICING FOR PRODUCTS, COMMODITY PRICES, ECONOMIC CONDITIONS IN COUNTRIES WHERE THE COMPANY DOES BUSINESS, THE EFFECTS OF CURRENCY FLUCTUATIONS AND THE EFFECTS OF GOVERNMENT REGULATIONS. ANY CHANGES IN SUCH ASSUMPTIONS OR FACTORS COULD PRODUCE SIGNIFICANTLY DIFFERENT RESULTS.

OVERVIEW

This section should be read in conjunction with the Company's financial statements included under Item 17 of this Form 20-F.

In 2004, DynaMotive continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.

A. RESULTS OF OPERATIONS

For the years 2004, 2003 and 2002, the Company had expended on an annual basis $3,455,511, $969,419 and $453,710 respectively, on research and development. Of these amounts, $765,106, $456,438 and $288,445 respectively, were reimbursed by government funding. The remainder of the respective annual expenditures were paid by the Company. The level of research and development expenditure has increased in the current year in support of development of the commercial scale plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2003 and technical and project related expenditures in 2004. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of US$6.8 million (C$8.235 million), of which $4.8 million (C$ 5.7 million) has been received as of year end 2004.

General and administrative salaries and benefits increased to $5,267,756 in 2004 from $2,693,430 in 2003. The increase in 2004 was mainly due to increased activity in the general and administrative area, an increase in non-cash compensation and management of the Company's development activities with its 100 TPD commercial scale plant. Due to the change in accounting policy for stock option compensation effective January 1, 2004, pursuant to which, the Company is required to use fair value method of calculating stock option compensation for all options granted subsequent to January 1, 2002, modifications on the term of the employee stock options, stock based compensation expense recognized has increased during the year. General and administrative salaries and benefits increased to $2,693,430 in 2003 from $1,483,443 in

2002. The increase in 2003 was mainly due to the higher market price of the company's stock resulting in higher recorded stock based compensation expenses.

Professional fees increased to $1,010,802 (comprised of legal & accounting and audit fees of $240,955 and consulting fees of $769,847) in 2004 from $954,223 (comprised of legal & accounting and audit fees of $297,349 and consulting fees of $656,874) in 2003. The increase was due mainly to the increase of hiring external consultants during the year. Professional fees increased to $954,223 (comprised of legal & accounting and audit fees of $297,349 and consulting fees of $656,874) in 2003 from $861,199 (comprised of legal & accounting and audit fees of $322,876 and consulting fees of $538,323) in 2002. The increase was due mainly to the higher market price of the company's stock resulting in higher recorded stock based compensation expenses.

Amortization and depreciation increased to $130,912 in 2004 from $125,580 in 2003 due to the replacement of certain computer equipment. Amortization and depreciation decreased to $125,580 in 2003 from $313,474 in 2002 due to the write-down of assets in 2002.

Interest and other income decreased to $8,766 in 2004 from $73,974 in 2003 due mainly to decrease of miscellaneous revenue in 2004. Interest and other income increased to $73,974 in 2003 from $982 in 2002 due mainly to increase of miscellaneous revenue in 2003.

Interest expense decreased in 2004 to $151,758 from $320,643 in 2003 due mainly to the repayment of interest bearing debt. Interest expense increased in 2003 to $320,643 from $123,013 in 2002 due mainly to the increase in total liabilities and interest accretion on convertible loan.

Marketing expense increased to $283,322 in 2004 from $155,914 in 2003 due to an increase in business development activities and participation in an environmental conference during the year. Marketing expense decreased to $155,914 in 2003 from $183,294 in 2002 due to a reduction in the use of external assistance.

Office supplies, telephone and insurance increased to $328,286 in 2004 from $300,751 in 2003 due to the increased activities in the general and administrative area. Office supplies, telephone and insurance increased to $300,751 in 2003 from $230,808 in 2002 due mainly to the increase of insurance costs.

Rent for leased premises decreased to $107,804 in 2004 from $109,653 in 2003 due to the change in office and storage space. Rent for leased premises decreased to $109,653 in 2003 from $515,446 in 2002 due to the elimination of the pilot plant space and U.K. lease.

Currency exchange gain in 2004 amounted to $53,156 compared to a gain of $177,551 in 2003 due to the depreciation of the US Dollar. Currency exchange gain in 2003 amounted to $177,551 compared to a gain of $80,461 in 2002 due to the depreciation of the US Dollar.

No write-down occurred in 2004 and 2003. Loss on the write-down of long-term assets was decreased to $nil in 2003 from $872,114 in 2002. In 2002, DynaMill assets in the amount of $46,944 and Wire Die Cleaning assets in the amount of $31,303 were written off because the Company is focused on the application of BioOil for energy. The Company wrote-off its 2 TPD pilot plant of $159,096 as it completed its testing. Amounts related to the 10 TPD pilot plant assets totaling $237,913 were partially written-down, as the Company intends to keep the 10 TPD plant for testing and market development purposes. The 50 TPD UK pilot plant development assets of $212,749 were written-off due to the Company focusing on the 100 plant in Canada. Other assets of $65,377 were written off. Patents for DynaPower of $118,732 were written-down.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $9,106,450 in 2004 from

$1,502,100 in 2003. Capital expenditures for the Fast Pyrolysis technology increased to $8,982,857 in 2004 from $1,497,398 in 2003. The increase in the Fast Pyrolysis capital expenditures in 2004 was due mainly to construction of the 100 tpd industrial plant in Ontario, Canada and initial payments on the 200 tpd plant to be constructed at a Canadian site.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $1,502,100 in 2003 from $183,473 in 2002. Capital expenditures for the Fast Pyrolysis technology increased to $1,497,398 in 2003 from $182,637 in 2002. The increase in the Fast Pyrolysis capital expenditures in 2003 was due to commencement of the 100 tpd industrial plant in Ontario, Canada and initial payments on the 200 tpd plant to be constructed at a Canadian site.

The Company's total assets increased to $13,198,698 at the end of 2004 from $3,759,605 at the end of 2003, due mainly to the building of the 100 tpd commercial scale plant. Property, plant and equipment increased to $12,154,153 in 2004 from $2,293,422 in 2003 due to the building of the 100 tpd commercial scale plant. The total liabilities increased to $8,911,500 at the end of 2004 from $2,035,168 at the end of 2003, due mainly to the increase of long-term debts and accounts payable of the 100 tpd industrial plant. Current Liabilities increased to $7,843,828 at the end of 2004 from $2,035,168 at the end of 2003 due almost entirely to an increase in accounts payable and accrued liabilities of the 100 tpd commercial scale plant.

During the year ended December 31, 2004, the Company recorded a net operating loss of $9,916,215, compared to a net operating loss of $4,984,681 for the year 2003. The increase in operating loss in 2004 as compared to 2003 was primarily attributable to (i) an increase in general and administrative salaries and benefits (ii) an increase in marketing expense, (iii) an increase in professional fees and (iv) an increase in research and development. The net operating loss in 2004 reflected professional fees totaling $1,010,802, of which, $235,845 was non-cash amounts paid in shares. The non-cash professional fees in 2003 were $655,416. During the year ended December 31, 2003, the Company recorded a net operating loss of $4,984,681, compared to a net operating loss of $5,261,607 for the year 2002. The decrease in operating loss in 2003 as compared to 2002 was primarily attributable to (i) a decrease in amortization and depreciation, (ii) a decrease in rent, (iii) a decrease in loss on write-down of long-term assets, and (iv) a decrease in loss from discontinued operations.

The basic and diluted loss per common share increased to twelve cents ($0.12) for the year 2004 from nine cents ($0.09) for the year 2003. The loss per common share for the year 2002 was twelve cents ($0.12). The increase in basic and diluted loss per share for 2004 and 2003 was due to both the increase in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 45,104,978 shares in 2002 to in 56,617,490 in 2003 and 80,979,299 in 2004.

B. LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the year ended December 31, 2004 were (i) $4,857,699 in net proceeds ($5,242,734 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,636,408 in deposits for Common Shares to be issued in 2005 pursuant to private placement offerings commenced in 2004, (iii) $830,013 increase in convertible loan, (iv) $816,727 increase in long-term debts and (v) $509,879 decrease in government grant receivable.

For the previous year ended December 31, 2003 the principal sources of liquidity were (i) $2,321,852 in net proceeds ($2,413,473 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,476,012 in deposits for Common Shares to be issued in 2004 pursuant to private placement offerings commenced in 2003, and (iii) $154,488 in project deposit received. For the previous year ended December 31, 2002, the principal sources of liquidity were (i) $1,545,400 in net proceeds ($1,546,036 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $352,376 in deposits for Common Shares to be issued in 2003 pursuant to private placement offerings commenced in 2002 and (iii) convertible loans from the existing shareholders in the amount of $263,416, and (iv) $196,596 from short-term bank indebtedness.

Overall cash flows decreased during 2004 as there were significant increased activities in 2004 as a result of the construction and development of the West Lorne Project. During the year ended December 31, 2004, the Company used cash in investing activities of $5,824,645, and used cash in operating activities of $2,883,735 and generated cash from financing activities of $8,693,057.

During the previous year ended December 31, 2003, the Company used cash in operating activities and in investing activities of $2,169,755 and $530,209 respectively, and generated cash from financing activities of $3,221,353. During the previous year ended December 31, 2002, the Company used cash in operating activities and in investing activities of $2,187,480 and $64,902 respectively, and generated cash from financing activities of $2,197,472.

The net amount of cash used in operating activities during 2004 increased by 33% of cash used in operating activities during 2003. Cash used in operating activities consisted primarily of a net loss for 2004 of $9,916,215 that was offset by (i) amortization of non-cash items in the sum of $130,912, (ii) non-cash equity compensation expenses, $4,827,804, and (iii) net change in non-cash working capital balances related to operations of $2,087,156.

The net amount of cash used in operating activities during 2003 increased by 1% of cash used in operating activities during 2002. Cash generated in operating activities consisted primarily of a net loss for 2003 of $4,984,681 that was offset by (i) amortization of non-cash items in the sum of $125,580, (ii) non-cash equity compensation expenses, $2,427,857, (iii) accretion of interest on convertible debt of $239,245 and (iv) net change in non-cash working capital balances related to operations of $199,795.

Financing activities during 2004 generated a net increase in cash of $8,693,057, primarily from the Company's private placements of Common Shares. Financing activities during 2003 generated a net increase in cash of $3,221,353, primarily from the Company's private placements of Common Shares

Investing activities in 2004 resulted in the use of cash, net of grants and disposal, in the amount of $5,824,645 that consisted of $5,804,656 that was incurred in the acquisition of capital assets, $19,989 was expended on patents. Investing activities in 2003 resulted in use of cash, net of grants and disposal, in the amount of $530,209 that consisted of $491,057 that was incurred in the acquisition of capital assets, $6,479 was expended on patents and $32,673 was expended on other long-term assets. Investing activities in 2002 resulted in use of cash, net of grants and disposal, in the amount of $64,902 that consisted of $70,071 was incurred in the acquisition of capital assets, $7,946 expended on patents and offset by proceeds of $13,115 on the sale of equipment.

During the first quarter, the Board approved an increase in the private placement funding from $2 million to $4 million to further assist the Company in the completion of its first commercial plant. As a result, the Company received subscription funds of $1,602,397 relating to the second tranche of the private placement which commenced during the third quarter of 2003, including $1,313,760 in cash and cancellation of $288,637 in consulting fees payable by the Company at subscription prices ranging from $0.35 to

$0.485 per share for a total of 3,698,234 Common Shares issued, including 1,149,116 warrants to purchase the Company's Common Share at prices ranging from $0.65 to $0.75 per share.

During the second quarter, the Company commenced a $2 million private placement at a share price based on a discount of up to 15% to the five-day average market closing price of the Company's stock, plus two-year warrants to purchase a quarter of a share of the Company's common stock at 25% above market. During the third quarter, the Board approved an increase in the private placement funding from $2 million to $3.5 million to further assist the Company in the completion of its first commercial plant. At September 30, 2004, the Company has received $2,021,500 towards this financing at share prices ranging from $0.36 to $0.427 per share.

During the fourth quarter, the Company has raised further $3,350,466 towards the private placements commencing in the second quarter at a share prices ranging from $0.346 to $0.40 per share.

Subsequent to year-end, the Board approved a tranched funding of up to $20 million to meet its objectives for additional working capital, general corporate purposes and to assist the Company in the completion of its first commercial plant. As a result, the Company raised further subscription funds of $2.1 million relating to the private placement commenced during the first quarter of 2005 at subscription prices ranging from $0.30 to $0.523 per share. 6.1 million shares and 2.3 million Common Share Purchase Warrants remain to be issued as a result of this funding.

In total, the Company raised during the year an aggregate of $7,417,448, including $6,685,726 in cash which includes $731,721 in consulting fees payable by the Company for a total of 17,640,593 Common Shares and 6,667,942 Common Share Purchase Warrants.

With the current cash on hand and anticipated sales revenue, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the year 2005. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2005 financing plan is structured to enable construction of the Company's first commercial scale BioOil manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In addition to contemplated equity and debt offerings, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the West Lorne Project. The Company expects to draw in 2005 a significant portion of the remaining TPC and SDTC funding.

In connection with the Company's West Lorne project, the Company is committed to outstanding construction commitments of approximately $6.4 million and expects the project to be completed in the summer of 2005, of which a vender has committed to provide a $3.0 million (C$3.64 million) 7-year lease financing on equipment purchased.

The Company's funding plan for 2004 was structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions and other project funding, are expected to fund the commercial scale projects which are expected to be operational during Q3, 2005. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

The West Lorne Project has committed to a seven year $3 million (C$3.6 million) turbine financing agreement which will be secured by the turbine and other power island assets. The Project has also entered into a three year loan agreement for up to $0.8 million (C$1.0 million) of which $816,727 (C$1,000,000) has been advanced as at December 31, 2004. This loan is secured by a first charge on all of the project's assets aside from the power island assets. For detail, please see note 9 of the Audited Consolidated Financial Statements 2004.

The Company has entered into an agreement to pay for equipment and services in exchange for an $830,013 (C$1 million) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of US$0.40 per share and a maximum conversion price of US$0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. For detail, please see note 10 of the Audited Consolidated Financial Statements 2004.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared based on the accounting policies described in Note 2 to our consolidated financial statements in "Item 17. Financial Statements" in this Annual Report on Form 20-F. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from these estimates.

Government Assistance And Investment Tax Credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition for property, plant and equipment is deducted from the cost of the related property, plant and equipment.

Repayment of contribution is contingent solely upon the Company's ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2004 and 2003, no investment tax credits have been recorded.

Research And Development Costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Projects Under Development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

Stock Based Compensation Plan

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors and employees, which are described in note 11. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Under the Canadian GAAP, compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights, under Canadian GAAP, when the performance criteria have been met and amortized over the service period.

In addition, the Company has entered into compensation arrangements, which entitle certain non-employees to receive specific amounts for their services. These amounts can only be settled by applying them to the exercising of outstanding options to purchase common shares each month over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised.   All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method without restatement. For US GAAP purposes, the Company continues to follow SFAS No. 123.("SFAS 123") "Accounting for Stock Based Compensation" in accounting for options granted to non-employees and Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. During 2004, 315,813 [2003 – 1,595,456; 2002 - nil] fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25. Compensation relating to variable plans is recorded in the reconciliation when it becomes probable that the award will be earned..

Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a difference between Canadian and U.S. GAAP. For the years ended December 31, 2003 and 2002,, the Company adopted the guidance under CICA Handbook Section 3870 [note 3] which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or ther assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 are to be measured and recognized using a fair value based method.   For stock based awards granted to employees, the Company had previously elected to use the intrinsic method as permitted under Canadian GAAP, which is consistent with U.S. GAAP.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The Company considers patents to be an important aspect of the Company's business. The Company aggressively protects its intellectual property such as trademarks, patents, product designs, manufacturing processes and new product research and concepts. These rights are protected through the development and acquisition of utility and design patents and trademark registrations, the maintenance of trade secrets and, when necessary and appropriate, litigation against those who, in the Company's opinion, are competing unfairly with the Company. The Company also maintains stringent procedures to maintain the secrecy of its confidential business information. These procedures include the establishment of "need to know" criteria for the dissemination of certain information and the use of written confidentiality agreements in cases where the sharing of proprietary information with third parties is necessary.

As of December 31, 2004, the Company has active inventions protected by patents issued and patents pending via in-house development or license. The Company's key U.S. patents are scheduled to expire in year 2016.

The key Fast Pyrolysis patents expire in years 2016, 2017 and 2018 in all jurisdictions.

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions, which are acceptable to target customers.

If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations

Please refer to the Item 5 (a) Results of operations for additional information on research and development.

D. TREND INFORMATION.

The Company's Fast Pyrolysis technology produces BioOil, a fuel that will compete with conventional energy sources. Therefore, price trends in the broad energy industry and developments in the alternative energy sector will effect the commercial viability and attractiveness of BioOil. Early technical development and market acceptance of BioOil is significantly effected by the availability of ongoing governmental financial support for the alternative energy industry in general and for the Company's BioOil process in particular.

E. OFF-BALANCE SHEET ARRANGEMENTS

Nil

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides as of December 31, 2004 the known long term obligations and commitments of the Company:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations – Office equipment	Nil	Nil	Nil	Nil	Nil
Premise lease obligations – Head office	592,492	125,132	280,641	186,719	Nil
Total	**592,492**	**125,132**	**280,641**	**186,719**	**Nil**

We have an operating lease for office facilities of our head office.

G. Safe Harbor
Forward Looking Statement

Statements in this report concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As at April 30, 2005, the Company's directors and executive officers are:

Name	Age	Position
Richard Chen-Hsing Lin (2)(3)	61	Chairman, President, Operations-China and Director
R. Andrew Kingston (3)	45	President, Chief Executive Officer and Director
Curtin Winsor, Jr., Ph.D. (1)(2)	65	Director
Desmond Radlein, Ph.D. (1)(2)(3)	56	Director
Shing-Cheng Hong (1)	71	Director
Chih-Lin Chu	37	Director
Brian Richardson	42	Chief Financial Officer
Jan Barynin, Ph.D.	68	Vice President, Engineering
Laura Santos	55	Corporate Secretary
Jeffrey Lin	35	Vice President, Business Development-China and Japan

----
(1) Member of the Audit and Corporate Governance Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

(3) Member of the Executive Committee of the Board of Directors.

All Directors are elected annually at the Company's Annual Meeting of Shareholders. The executive officers of the Company are elected annually at the first meeting of the Company's Board of Directors held after each annual meeting of shareholders. Each director and executive officer of the Company holds office until his or her successor is duly elected and qualified or until his or her death or resignation or until he or she shall be removed in the manner provided by the Company's by-laws. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which any director or executive officer is selected.

Richard Chen Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He was President of the Taiwan Entrepreneurs and Investors Association in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was President of the Taiwan Entrepreneurs Association in B.C., Vice President of R.C.A. Taiwan and a Director of Consolidated Peritronics Medical Inc. from February 1992 to April 1994.

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $1.8 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990, a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.I. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American University in 1979. He served at the Department of State's Office of Congressional Relations until 1971. Dr. Winsor became Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June 1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc. in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of industrial and financial background, Mr. Hong led a 42-member management team of Hotung Venture Capital Corp. where he served as President until his retirement in 2001. Hotung is the leading venture capital group in Taiwan. Mr. Hong still serves as Chairman of Honho Consulting Corp. which manages the Hong Tung VC, a subsidiary of Hotung, with funds of US$55 million. He is also President of Taiwan based Giga Venture Partners & Co. Mr. Hong is also Advisor to Taiwan based Acer SoftCapital Incorporated.

Chih-Lin Chu. Mr. Chu became a Director of the Company in June 2001. He is currently President of Hong Kong based China Development and Investment Holdings Ltd. From 2000 to 2004, Mr. Chu was General Manager for Business Development at China Strategic Holdings Limited (CSH). CSH is a public company listed on the Hong Kong Exchange with investments in energy, tire manufacturing, breweries, auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr.Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr.Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr. Chu received his MBA from the China Europe International Business School in China.

Brian Richardson, C.A., MBA Mr. Richardson was appointed Chief Financial Officer of the Company in August 2003. From 1993 - 2002, Mr. Richardson was a financial consultant in a variety of industries, including working for four years as a project manager for Westcoast Energy on gas and electric infrastructure projects in Latin America. In the early 1990's, he was CFO of a publicly traded venture capital firm, helping to bring it onto the TSE via a reverse take-over. Mr. Richardson also worked in investment banking, and as CFO of a biotech start-up. He has significant experience in project planning, management and control and in working with early stage technology companies. Mr. Richardson received his designation as a Chartered Accountant in 1987, and in 1990, graduated with a MBA degree from IMD in Switzerland.

Jan Barynin, PhD., P.Eng. Dr. Barynin was appointed Vice President, Engineering in June 2004. Dr. Barynin spent almost 30 years of his professional career in steam, power, and boiler engineering; from 1970 to 1980 with Combustion Engineering (CE-Canada), from 1980 to 1986 with Babcock and Wilcox and from 1986 to 1999 with H.A. Simons. He oversaw the development of the Company's 10 tpd BioOil demonstration plant and lately, has been responsible for the completion and commissioning of the 100 tpd BioOil plant in West Lorne, Ontario. His latest endeavours have been dedicated to renewable energy and use of agricultural and forestry residues. Dr. Barynin graduated as a Chemical Engineer in 1961 from the Royal Technology University of Denmark and in 1970 received his doctorate in Chemical Engineering and Chemical Technology from the Imperial College, UK.

Laura Santos. Mrs. Santos has been Secretary of the Company since March 1998, Assistant Secretary and Executive Assistant since 1994. Prior to joining the Company, she was Accounting Supervisor with Everex Systems from 1990 to 1993; Senior Accounting Clerk with Walbar, Canada from 1989 to 1990 and with CitiBank, N.A. and Chemical Bank in New York from 1983 to 1988. She was also Assistant to the Executive Secretary of the Philippine American Chamber of Commerce in New York from 1982 to 1983. Mrs. Santos graduated with a Bachelor of Fine Arts degree from the University of the East, Philippines.

Jeffrey Lin, B.Sc. MBA, CMA. Mr. Lin joined DynaMotive in 1994 and has been recently appointed VP Business Development to lead the Company's expansion efforts in Japan and China. Before joining the business development team, Mr. Lin previously held positions as the Director of Finance and Project Manager with the Company. Mr. Lin has the technical knowledge, business and financial experience as well as the cultural background and the language skills to open new business opportunities in Asia.

B. Compensation of Directors and Senior Management

The following table contains a summary of compensation paid or payable to directors and senior management during the year ended December 31, 2004*:

Name	Salary ($)	Bonus ($)	Long-term Incentive Plan ($)	Long-term Incentive Plan ($)
Richard Chen-Hsing Lin	172,864**	86,432	-	-
Robert Andrew Kingston	268,900	134,450	-	-
Curtin Winsor, Jr., Ph.D	7,913**	-	-	-
Shing-Cheng Hong	11,755**	-	-	-
Desmond Radlein	12,216**	-	-	-
Chih-Lin Chu	7,683	-	-	-
Brian Richardson	121,005	-	-	-
Warren Johnson	121,005	-	-	-
Jan Barynin	67,842	-	-	-
Laura Santos	69,146	-	-	-
Jeffrey Lin	66,149	-	-	-

*Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2004's average exchange rate of $0.7683 per dollar.

**Salary includes both cash and share compensation. Please refer to Item 7-B for details of Mr. Lin's compensation.

Mr. Johnson's employment contract terminated in January 31, 2005.

The following table lists stock options outstanding at December 31, 2004 to purchase common shares of the Company for directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date
Richard Chen Hsing Lin	750,000	$0.50	02-Feb-10 to 29-Apr-12
Richard Chen Hsing Lin	300,000	$0.23	11-Apr-13
Richard Chen Hsing Lin	605,660	$0.20	01-Feb-13
Richard Chen Hsing Lin	1,000,000	$0.45	31-Jul-09
Robert Andrew Kingston	775,000	$0.50	02-Feb-10 to 23-Feb-12
Robert Andrew Kingston	907,649	$0.20	31-Jan-13
Robert Andrew Kingston	300,000	$0.23	10-Apr-13
Robert Andrew Kingston	2,400,000	$0.22	10-Apr-13
Robert Andrew Kingston	1,000,000	$0.45	31-Jul-09
Curtin Winsor, Jr., Ph.D	24,000	$0.90	09-Dec-06

Name	Number of Shares	Exercise Price	Expiry Date
Curtin Winsor, Jr., Ph.D	24,000	$0.33	22-Dec-08
Curtin Winsor, Jr., Ph.D	15,000	$0.45	05-Aug-08
Desmond Radlein, Ph.D	20,000	$0.90	10-Dec-06
Desmond Radlein, Ph.D	24,000	$0.33	22-Dec-08
Desmond Radlein, Ph.D	23,000	$0.45	05-Aug-08
Shing-Cheng Hong	16,000	$0.90	10-Dec-06
Shing-Cheng Hong	16,000	$0.33	22-Dec-08
Shing-Cheng Hong	23,000	$0.45	05-Aug-08
Chih-Lin Chu	16,000	$0.90	09-Dec-06
Chih-Lin Chu	16,000	$0.33	22-Dec-08
Chih-Lin Chu	15,000	$0.45	05-Aug-08
Brian Richardson	240,000	$0.23	06-May-06
Brian Richardson	100,000	$0.45	30-Aug-06
Brian Richardson	128,067	$0.20	14-Mar-06
Warren Johnson	150,000	$0.50	31-Mar-06 to 28-Apr-06
Warren Johnson	100,000	$0.23	31-Mar-06
Laura Santos	80,000	$1.50	14-Jun-05 to 31-Jan-06
Laura Santos	10,000	$1.00	2-Feb-05
Laura Santos	15,000	$0.50	28-Apr-06
Laura Santos	100,000	$0.23	30-Aug-07
Laura Santos	122,308	$0.20	30-Aug-05 to 14-Mar-06
Jeffrey Lin	110,000	$1.00	02-Feb-05
Jeffrey Lin	15,000	$0.50	28-Apr-06
Jeffrey Lin	100,000	$0.23	30-Aug-07

C. Board Practices and Share Ownership

Members of the Board of Directors have served in their respective capacities since their election. Each director elected will hold office until the conclusion of the next Annual General Meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia).

The Company maintains standing Executive, Compensation and Audit Committees, but does not have a nominating committee. The Executive Committee is comprised of Dr. Desmond Radlein, Messrs. R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Company's Audit and Corporate Governance Committee, whose members include Mr. Shing-Cheng Hong, Drs. Curtin Winsor, Jr. and Desmond Radlein reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers and employees; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee is comprised of Drs. Desmond Radlein and Curtin Winsor, Jr. and Mr. Richard Chen-Hsing Lin.

In May 2004, the Board approved a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $7,683, and $3,841 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at $0.60 per share for year 2004; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for year 2004; c) Board and Committee meeting fees – $230 per meeting under two (2) hours and $921 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Shares when issued with respect to these fees are restricted for a twelve-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised and percentage of ownership as at April 30, 2005:

Name	Periods during which Has Served as a Director or Senior Manager	Shares Owned and % of Ownership
Richard Chen-Hsing Lin[2][3] Chairman, President, Operations-China and Director	Since 1992	2,184,169 Common shares[4] 2.08%
Robert Andrew Kingston [3] President, Chief Executive Officer and Director	Since 1999	830,853 Common shares[5] 0.79%
Curtin Winsor, Jr., Ph.D.[1][2] Director	Since 1996	255,236 Common shares 0.243%

Name	Periods during which Has Served as a Director or Senior Manager	Shares Owned and % of Ownership
Desmond Radlein, Ph.D.[(1) (2)(3)] Director	1997 – 2002 and 2003 to present	44,563 Common shares 0.0425%
Shing-Cheng Hong[(1)] Director	Since 1997	50,369 Common shares 0.0481%
Chih-Lin Chu Director	Since 2001	6,194 Common Shares 0.00591%
Brian Richardson Chief Financial Officer	Since 2003	50,000 Common shares 0.0477%
Jan Barynin, Ph.D., P.Eng Vice President, Engineering	Since 2004	nil
Laura Santos Corporate Secretary	Since 1998	24,172 Common shares 0.00023%
Jeffrey Lin Vice President, Business Development – China and Japan	January 2005	84,283 Common shares 0.0805%

Notes:

(1)   Member of the Audit and Corporate Governance Committee of the Board.

(2)   Member of the Compensation Committee of the Board.

(3)   Member of the Executive Committee of the Board.

(4)   Includes 2,184,169 Common Shares, of which 1,567,202 Common Shares are held by Cantai Property Limited, a company controlled by Mr. Lin of which 60,000 Common Shares are held in escrow subject to the Company's attainment of certain performance criteria; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Shares Mr. Lin has voting and disposition powers.

(5)   Includes 830,853 Common Shares held by Cape Fear Limited a UK company whereby Mr. Kingston serves as a director.

The number of shares beneficially owned by the directors and senior management, directly or indirectly, are based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. The Directors and Officers beneficially own or effectively control as a group a total of 3,529,839 shares which represent 3.37% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 10,040,684 options. 5,233,684 options are exercisable between $0.20 and $0.33 each; 4,531,000 are exercisable between $0.45 and $0.50 each; and 276,000 options are exercisable between $0.90 and $1.50 each. 7,409,684 unexercised options were in the money based on the average trading price of $0.48 per Common share as listed on the OTC BB as at April 30, 2005.

Percentage of class is calculated based on the outstanding common shares as at April 30, 2005 of 104,663,130.

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the

Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At April 30, 2005, 2,459,452 options were issuable under the Plan and 13,240,018 options were outstanding at exercise prices ranging from $0.20 to $1.50 per common share.

D. Employees

The following table lists the number of employees at the end of the period for each of the past three financial years broken down by geographic location.

	2004	2003	2002
Canada	24	16	17
US	0	1	2
UK	0	1	2
	24	18	21

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government, nor is it aware of any person who owns more than 5% of the Company's common stock (the only outstanding class of the Company's voting securities) except as noted below:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
Cede & Co.[1] Box 20 Bowling Green Station New York, New York, 10274	36,884,235	35.24%
The Canadian Depository for Securities Limited ("CDS")[1] 85 Richmond Street West Toronto, Ontario M5H 2C9	32,149,095	30.71%

(1) Cede & Co. and CDS are brokerage clearing houses and hold shares on behalf of brokerage firms. Management of the Company is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in their brokerage accounts.

The above information was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

Canadian law does not permit disclosure of the beneficial shareholders of a company's voting securities.

Major shareholders do not have different voting rights.

The Company knows of no arrangements which may, at a subsequent date, result in a change of control.

Computershare Trust Company of Canada (Computershare) is the Company's registrar and transfer agent for the Company's shares. Computershare's records as of April 30, 2005 indicate 104,663,130 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares [1]	Percent
Canada	99	40,830,301	39.01%
U.S.A.	203	37,522,406	35.85%
Other	130	26,280,423	25.14%
Total	432	104,663,130	100.00%

[1] Includes the total number of shares held by registered and beneficial shareholders.

B. Related Party Transactions

Pursuant to a Consulting Agreement that commenced July 1, 2003 until July 31, 2004 with Cantai Property Ltd. ("Cantai"), a company controlled by Richard Lin, the Company paid Cantai $118,100 for the services of Mr. Lin during the period. As part of this agreement, Mr. Lin can also earn a bonus of up to 50% of his base compensation if certain milestones are achieved plus reimbursement of out-of-pocket expenses. Subsequent to this agreement, Mr. Lin signed a new employment agreement with the Company commencing August 1, 2004 for a period of five years. Under the new agreement, Mr. Lin receives a monthly remuneration of $14,405 less statutory withholdings.

Consulting fees and share issue costs of $574,336 for the year ended December 31, 2004 have been paid to a shareholder of the Company. Included in the amount above, is $513,958 paid by stock based compensation.

As at December 31, 2004, $72,988 was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. As the joint venture had not been formalized, the advance was written-off on December 31, 2004.

Item 8. Financial Information

A. *Consolidated Statements and Other Financial Information*

See Item 17 and 18 for the Company's Consolidated Financial Statements for the year ended December 31, 2004.

B. *Significant Changes*

Operations

The Company focused its efforts during 2004 on the development of its core Fast Pyrolysis technology and the construction of its first commercial scale (100 tpd) BioOil production facility located in West Lorne, Ontario, Canada.

In Canada, the Company's R&D efforts are focused on completion of its West Lorne 100 tpd plant and on the design of its proposed 200 tpd plant. Opportunities in British Columbia continue to be pursued and additional projects were investigated including promising opportunities in Ontario and elsewhere.

In March 2004, the Company signed a Contribution Agreement with Sustainable Development Technology Canada ("SDTC") that provides C$5 million (US$4 million) of financial support for its West Lorne BioOil Co-generation project based in Ontario, Canada. The project is being developed in partnership with Orenda division of Magellan Aerospace, Ontario Power Generation, UMA Engineering and Erie Flooring and Wood Products.

Financing Activities

The Company's financing efforts were successful to a limited degree and continued to support the Canadian focused operations of the Company. The Company is continuing to raise equity capital in support of its project development and its ongoing operations.

Item 9. The Offer and Listing

DynaMotive Energy Systems Corporation's Common Shares is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol DYMTF.OB. As at December 31, 2004, the closing market sales price on the OTC BB for the Company's Common Share was $0.48 per share. The following table shows the High and Low sales prices for the securities traded on the NASD OTC Bulletin Board for the five most recent full financial years; two most recent full financial years and any subsequent period for each full financial quarter; and the most recent six months:

Year Ended	High	Low
2000	4.11	0.28
2001	1.69	0.49
2002	0.67	0.18
2003	0.79	0.14
2004	0.80	0.41

Quarter Ended	High	Low
March 31, 2003	0.22	0.14
June 30, 2003	0.70	0.15
September 30, 2003	0.79	0.36
December 31, 2003	0.64	0.31
March 31, 2004	0.80	0.51
June 30, 2004	0.67	0.46

September 30, 2004	0.62	0.41
December 31, 2004	0.52	0.46
March 31, 2005	0.66	0.47

Month Ended	High	Low
November 2004	0.52	0.46
December 2004	0.49	0.46
January 2005	0.49	0.47
February 2005	0.66	0.48
March 2005	0.60	0.50
April 2005	0.52	0.44

The Company has never declared or paid cash dividends on its Common Shares. The Company currently intends to retain its earnings, if any, to provide funds for the operation and expansion of its business and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future.

Item 10. Additional Information

A. Share capital

In June 2004, the Company changed its authorized capital to an unlimited number of common shares with no par value and an unlimited Class A preferred shares with a par value of $5.00 each, having attached special rights and restrictions. The Notice of Alteration became effective as filed with the British Columbia's Registrar's office on October 28, 2004.

B. Company Act Memorandum, Amendments and Articles of Incorporation

Notice of Alteration of the Company's Articles of Incorporation to increase the Company's authorized capital to an unlimited number of common shares with no par value and an unlimited Class A preferred shares with a par value of $5.00 each, having attached special rights and restrictions which became effective British Columbia's Registrar's office on October 28, 2004. Please see Exhibit 3.3 for details of the Notice of Alteration.

Previously filed as exhibits to the Company's Quarterly Report on Form 10-QSB dated August 15, 2000 and Form 10-Q dated August 14, 2001. (Commission File No. 0-27524).

C. Material contracts

There have been no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this document.

D. Exchange controls

Nil

There are no Canadian laws, decrees or regulations applicable to the Company that restrict the export or import of capital or that affect the remittance of dividends or other payments, if any, to non-resident holders of the Company's Common Shares, other than British Columbia corporate laws which restrict the company from paying dividends where the Company is or as a result of paying the dividend will become insolvent.

E. Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with DynaMotive, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by DynaMotive will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of DynaMotive's voting shares). DynaMotive will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

<u>Disposition</u>

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of DynaMotive's issued shares of any class or series. If the shares of DynaMotive constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of DynaMotive's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

<u>United States Federal Income Tax Consequences</u>

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of DynaMotive. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, we urge holders and prospective holders of common shares of DynaMotive to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of DynaMotive, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of DynaMotive who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of DynaMotive

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of DynaMotive are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that DynaMotive has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of DynaMotive, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of DynaMotive generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of DynaMotive may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of DynaMotive) deduction of the United States source portion of dividends received from DynaMotive (unless DynaMotive qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). DynaMotive does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on DynaMotive's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of DynaMotive's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of DynaMotive may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by DynaMotive will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of DynaMotive should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of DynaMotive

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of DynaMotive equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of DynaMotive. Preferential tax rates apply to long-term capital gains of U.S.

Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of DynaMotive will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of DynaMotive's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of DynaMotive's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), DynaMotive may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent DynaMotive does not actually distribute such income. DynaMotive does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that DynaMotive will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of DynaMotive's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and DynaMotive is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that DynaMotive may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. DynaMotive does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that DynaMotive will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. DynaMotive appears to have been a PFIC for the fiscal year ended December 31, 2003 , and at least certain prior fiscal years. In addition, DynaMotive expects to qualify as a PFIC for the fiscal year ending December 31, 2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of DynaMotive is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of DynaMotive. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat DynaMotive as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which DynaMotive qualifies as a PFIC on his pro rata share of DynaMotive's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) DynaMotive's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which DynaMotive is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, DynaMotive qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if DynaMotive is a controlled foreign corporation, the U.S. Holder's pro rata share of DynaMotive's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of DynaMotive's first tax year in which DynaMotive qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of DynaMotive in which DynaMotive is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his DynaMotive common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of DynaMotive's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, DynaMotive must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. DynaMotive intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to DynaMotive. DynaMotive urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to DynaMotive, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and DynaMotive ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which DynaMotive does not qualify as a PFIC. Therefore, if DynaMotive again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which DynaMotive qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of DynaMotive. Therefore, if such U.S. Holder reacquires an interest in DynaMotive, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which DynaMotive qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his DynaMotive common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by DynaMotive.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his DynaMotive common shares and all excess distributions on his DynaMotive common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of DynaMotive (i) which began after December 31, 1986, and (ii) for which DynaMotive was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If DynaMotive is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds DynaMotive common shares, then DynaMotive will continue to be treated as a PFIC with respect to such DynaMotive common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such DynaMotive common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to DynaMotive common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of DynaMotive as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in DynaMotive included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of DynaMotive will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless DynaMotive common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of DynaMotive are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of DynaMotive common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of DynaMotive is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of DynaMotive, certain adverse rules may apply in the event that both DynaMotive and any foreign corporation in which DynaMotive directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. DynaMotive intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of DynaMotive that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by DynaMotive (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by DynaMotive (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from DynaMotive and does not dispose of its common shares. **DynaMotive strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.**

Certain special, generally adverse, rules will apply with respect to DynaMotive common shares while DynaMotive is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of DynaMotive is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of DynaMotive ("United States Shareholder"), DynaMotive could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of DynaMotive which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of DynaMotive attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. DynaMotive does not believe that it currently qualifies as a CFC. However, there can be no assurance that DynaMotive will not be considered a CFC for the current or any future taxable year.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

Documents and exhibits referred to in this document may be inspected at the offices of the Securities and Exchange Commission or obtained from the Company by telephoning (604) 267-6013 or in writing at Suite 230 – 1700 West 75th Avenue, Vancouver, BC, V6P 6G2.

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.

FOREIGN CURRENCY RISK

The Company has operations in Canada, the U.S. and the United Kingdom, and therefore the Company is subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely affected by changes in these or other factors.

The Company can be adversely affected when the Canadian currency appreciates. Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company's financial statements are reported in U.S. currency. The extent of the Company's exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

The Company's sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary. Through operations in Canada and the U.S., the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

INTEREST RATE RISK

The Company invests its cash in a variety of short-term financial instruments, including bank deposits. These deposits are typically denominated in U.S. and Canadian dollars. Cash balances in other foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

The Company's investments are made in accordance with an investment policy approved by our Board of Directors. Under this policy, all short-term investments must be made in investment grade securities with original maturities of less than one year at the time of acquisition.

The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company's investments. Based on a sensitivity analysis performed on the balances as of December 31, 2004, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates. The Company has no bank loans outstanding.

Item 12. Description Of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications To The Right Of Security Holders and Use Of Proceeds

Not applicable.

Item 15. Controls And Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004 being the date of our most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of our chief executive officer, and our chief financial officer. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended December 31, 2004, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

Item 16. [Reserved]

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Mr. Shing-Cheng Hong is the committee financial expert on our audit committee. For details on his professional career see "Item 6. Directors, Senior Management and Employees".

ITEM 16B Code of Ethics

The Company has adopted a code of ethics which requires all employees to acknowledge a responsibility for honest, fair and respectful dealings between the Company and its employees, customers and suppliers. The Code requires observance of high standards of respect for the laws applicable to the Company's business activities and precludes offering or accepting any benefit from a customer or supplier which could be construed as an improper inducement to do business. The Company's insiders acknowledge their responsibility for careful compliance with corporate disclosure and securities trading laws. The Code is available for review on the Company's website.

ITEM 16C Principal accountant fees and services

A summary of accountant fees and services are provided in a table below:

	Total Fees	
	2004	2003
Audit Fees [1]	100,615	122,698
Audit-Related Fees [2]	—	—
Tax Fees [3]	845	7,923
All Other Fees [4]	—	—
Total [5]	101,460	130,621

(1) Audit fees are the aggregate fees billed by our external auditors for the audit of our annual consolidated financial statements and services that are normally provided by external auditors in connection with statutory and regulatory filings.

(2) Audit-related fees in 2004 and 2003 include fees related to services that are reasonably related to the performance of the audit or review of our financial statements but not included under "Audit Fees".

(3) Tax fees in 2004 and 2003 include fees related to services for tax compliance and tax planning.

(4) All other fees include miscellaneous financial advises other than above categories.

(5) In 2004, total fees of $101,460 were paid to the current auditor. In 2003, the amount of $129,836 was paid to the predecessor auditor and $785 was paid to the current auditor.

Part III

Item 17. Financial Statements

Financial Statements required under this item are filed herewith and attached to this Form 20-F and form part of this Annual Report.

Index to Financial Statements

Auditors' Report
Consolidated Balance Sheets as at
     December 31, 2004 and December 31, 2003
Consolidated Statements of Loss for the years ended
     December 31, 2004, December 31, 2003 and December 31, 2002
Consolidated Statements of Deficit for the years ended
     December 31, 2004, December 31, 2003 and December 31, 2002
Consolidated Statements of Cash Flows for the years ended
     December 31, 2004, December 31, 2003 and December 31, 2002
Notes to Consolidated Financial Statements

Consolidated Financial Statements (in U.S. dollars)

DynaMotive Energy Systems Corporation

December 31, 2004 and 2003



BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

AUDITORS' REPORT

To the Shareholders of
DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheet of DynaMotive Energy Systems Corporation as at December 31, 2004 and the consolidated statements of loss, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were reported upon by other auditors. Their report covered the years ended December 31, 2003 and 2002, contained no reservations and was dated April 16, 2004.

On March 22, 2005, we reported separately to the shareholders of DynaMotive Energy Systems Corporation on financial statements for the same period prepared in accordance with the Canadian generally accepted accounting principles, excluding Note 20, Reconciliation of General Accepted Accounting Principles, included in the accompanying financial statements.

BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,
March 22, 2005.



BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers
on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2004 stock-based compensation, 2004 asset retirement obligations described in Note 3, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 22, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,
March 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheet of DynaMotive Energy Systems Corporation as at December 31, 2003 and the consolidated statements of loss, deficit and cash flows for each of the years in the two year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,	/s/Ernst & Young LLP
April 16, 2004.	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 16, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the report of independent registered public accounting firm when these are adequately disclosed in the financial statements.

Vancouver, Canada,	/s/Ernst & Young LLP
April 16, 2004.	Chartered Accountants

.

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS
(See Nature of Business and Going Concern Uncertainty - Note 1)
As at December 31 (in U.S. dollars)

	2004	2003
	$	$
ASSETS		
Current		
Cash	**136,971**	283,514
Receivables	**230,280**	97,501
Government grants receivable *[note 17]*	**236,548**	732,776
Prepaid expenses and deposits	**177,967**	74,280
Total current assets	**781,766**	1,188,071
Other long-term assets	**—**	32,673
Property, plant and equipment *[note 5]*	**12,154,153**	2,293,422
Patents *[note 6]*	**262,779**	245,439
	13,198,698	3,759,605
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term loans *[note 7]*	**42,331**	—
Accounts payable and accrued liabilities *[note 8]*	**7,635,494**	1,880,680
Project advance *[note 19]*	**166,003**	154,488
Total current liabilities	**7,843,828**	2,035,168
Convertible debenture *[note 9]*	**307,463**	—
Long-term debt *[note 10]*	**760,209**	—
Total liabilities	**8,911,500**	2,035,168
Commitments and contingencies *[notes 1, 13, 14 and 17]*		
Shareholders' Equity		
Share capital *[note 11(b)]*	**39,866,465**	30,907,990
Shares to be issued *[note 11(c)]*	**2,340,894**	2,827,111
Contributed surplus *[note 11(h)]*	**9,584,266**	4,815,679
Cumulative translation adjustment	**(654,374)**	(690,107)
Deficit	**(46,850,053)**	(36,136,236)
Total shareholders' equity	**4,287,198**	1,724,437
	13,198,698	3,759,605

See accompanying notes

On behalf of the Board:

"Richard Lin"   "Andrew Kingston"
Director   Director

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF LOSS
For the Year Ended December 31 (in U.S. dollars)

	2004 $	2003 $	2002 $
REVENUE			
Sales	—	—	68,569
EXPENSES			
Cost of sales	—	—	6,587
Amortization and depreciation	130,912	125,580	313,474
Interest expense *[note 11(i)]*	151,758	320,643	123,013
Marketing *[note 11(i)]*	283,322	155,914	183,294
Office supplies, telephone and insurance	328,286	300,751	230,808
Professional fees *[note 11(i)]*	1,010,802	954,223	861,199
Rent *[note 11(i)]*	107,804	109,653	515,446
Research and development *[notes 11(i) and 17]*	2,690,405	512,981	165,265
General and administrative salaries and benefits *[note 11(i)]*	5,267,756	2,693,430	1,483,443
Foreign Exchange gain	(53,156)	(177,551)	(80,461)
	(9,917,889)	4,995,624	3,802,068
Loss from operations	(9,917,889)	(4,995,624)	(3,733,499)
OTHER REVENUE AND EXPENSES			
Interest and other income	8,766	73,974	982
Loss on asset disposals	(7,092)	—	(31,615)
Loss on write-down of long-term assets *[notes 5 and 6]*	—	—	(872,114)
Gain on recovery of government grants *[note 17]*	—	—	269,792
	1,674	73,974	(632,955)
Loss from continuing operations	(9,916,215)	(4,921,650)	(4,366,454)
Loss from discontinued operations *[note 4(a)]*	—	(63,031)	(895,153)
Loss for the year	(9,916,215)	(4,984,681)	(5,261,607)
Weighted average number of common shares outstanding *[note 11[j]]*	80,979,299	56,617,490	45,104,978
Basic and diluted loss per common share			
Continuing operations *[note 11[j]]*	(0.12)	(0.09)	(0.10)
Discontinued operations *[note 11[j]]*	—	—	(0.02)
Loss per share	(0.12)	(0.09)	(0.12)

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF DEFICIT
As at December 31 (in U.S. dollars)

	2004 $	2003 $	2002 $
Deficit, beginning of year	**(36,136,236)**	(31,151,555)	(25,773,048)
Effect of change in accounting policy *[note 3]*	**(797,602)**	—	(116,900)
Deficit, beginning of year restated	**(36,933,838)**	(31,151,555)	(25,889,948)
Loss for the year	**(9,916,215)**	(4,984,681)	(5,261,607)
Deficit, end of year	**(46,850,053)**	(36,136,236)	(31,151,555)

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF CASH FLOWS

As at December 31 (in U.S. dollars)

	2004 **$**	2003 $	2002 $
OPERATING ACTIVITIES			
Loss for the year	**(9,916,215)**	(4,984,681)	(5,261,607)
Add items not involving cash:			
Amortization and depreciation	**130,912**	125,580	313,474
Interest expense-non cash	**—**	239,245	—
Loss on write-down of property, plant and equipment	**—**	—	753,382
Loss on write-down of patents	**—**	—	118,732
Stock based compensation *[note 11(i)]*	**4,827,804**	2,427,857	1,326,010
Foreign exchange gain and other items	**(13,392)**	(177,551)	(48,846)
Net change in non-cash working capital balances related to operations *[note 16]*	**2,087,156**	199,795	611,375
Cash used in operating activities	**(2,883,735)**	(2,169,755)	(2,187,480)
FINANCING ACTIVITIES			
Increase (decrease) in bank indebtedness - short-term	**—**	(158,539)	196,596
Proceeds from convertible debenture	**830,013**	—	263,416
Proceeds from long-term debt	**816,727**	—	—
Proceeds from short term loan	**42,331**	265,000	—
Repayment of short term loan	**—**	(265,000)	—
Increase in project advance	**—**	154,488	—
(Increase) decrease in government grant receivables	**509,879**	(572,460)	(160,316)
Share capital issued	**4,857,699**	2,321,852	1,545,400
Shares to be issued	**1,636,408**	1,476,012	352,376
Cash provided by financing activities	**8,693,057**	3,221,353	2,197,472
INVESTING ACTIVITIES			
Increase in other long-term assets	**—**	(32,673)	—
Increase in patent costs	**(19,989)**	(6,479)	(7,946)
Purchase of property, plant and equipment (net of government grants)	**(5,804,656)**	(491,057)	(70,071)
Proceeds on sale of equipment	**—**	—	13,115
Cash used in investing activities	**(5,824,645)**	(530,209)	(64,902)
Increase (decrease) in cash and cash equivalents from operations	**(15,323)**	521,389	(54,910)
Effects of foreign exchange rate changes on cash	**(131,220)**	(262,968)	18,462
Increase (decrease) in cash and cash equivalents during year	**(146,543)**	258,421	(36,448)
Cash and cash equivalents, beginning of year	**283,514**	25,093	61,541
Cash and cash equivalents, end of year	**136,971**	283,514	25,093

See accompanying notes

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY

[a] Nature of business

DynaMotive Energy Systems Corporation ("the Company" or "DynaMotive") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. DynaMotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

In April 2001, the Company acquired Border Biofuels Limited ("BBL"), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent [note 4]. In April 2002, the Company sold all tangible assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology [note 12].

[b] Going concern uncertainty

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2004, the Company has a working capital deficiency of $7,062,062, and has incurred a loss of $9,916,215 for the year ended December 31, 2004.

The ability of the Company to continue as a going concern is in substantial doubt and dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company is in the process of raising additional capital financing in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY (cont'd.)

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources and by the issuance of shares of the Company for cash consideration. Subsequent to the year-end, the Company has received additional equity financing (Note 21(a)).

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia (for 2002 only); DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd., incorporated under the law of British Columbia; and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations. DynaPower Inc. sold all tangible assets to the management of DynaPower in a management buyout in 2002 [note 12]. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation LP formed under the law of Ontario and has accounted for its proportionate share of the partnership.

The consolidated financial statements include the results of operations of BBL as discontinued operations [note 4]. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are inactive companies with no significant net assets or operations.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.

Revenue recognition

[a] Revenue from the sale of products is recognized upon shipment of the product and when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.

[b] Revenue from contracts relating to implementation of the Company's metal cleaning systems in a commercial application (2002) is recognized on a completed contract basis, except for those which are greater than three months in duration, for which revenue is recognized on a percentage of completion basis where the basis of measure of performance is based on engineering estimates of completion. Losses on contracts are fully provided for when they become known.

[c] Revenue from services contracts is recognized when the services are provided.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

[d] Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition of property, plant and equipment is deducted from the cost of the related property, plant and equipment.

Repayment of contribution is contingent solely upon the Company's ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2004 and 2003, no investment tax credits have been recorded.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent commencing with commercial production. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Equipment	20% declining balance
Leasehold improvements	Straight line over the term of the lease (which approximates its estimated life)
Motor vehicles	50% the first year and 25% thereafter declining balance

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its property, plant and equipment. When the carrying value of property, plant and equipment is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value. In 2002, the Company determined that write-downs of the carrying values of certain assets were required [notes 5 and 6].

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors and employees, which are described in note 11. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights when the performance criteria have been met and amortized over the service period.

The Company has a compensation arrangement with several officers of the Company whereby the officers receive a fixed number of common shares per month. The Company records compensation expense monthly based on the month-end quoted market price of the Company's stock.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

In addition, the Company has entered into compensation arrangements, which entitle certain non-employees to receive specific amounts for their services. These amounts can only be settled by applying them to the exercising of outstanding options to purchase common shares each month over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares. The effect of potential issues of shares under share option, share purchase warrants and conversion agreements are antidilutive. Therefore, diluted loss per common share is equivalent to basic loss per common share.

Financial instruments

The fair values of the financial instruments approximate their carrying value due to their short term or demand nature, except for the convertible debenture and long-term debt. The fair values of the convertible debenture and long-term debt were calculated using discounted cash flow analysis and approximate their carrying value as the effective interest rates implicit in these financial instruments are similar to current market rates.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3. CHANGE IN ACCOUNTING PRINCIPLES

[a] Stock based compensation

Effective January 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 ("CICA 3870"), "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.

Prior to 2004, effective January 1, 2002, the Company followed the recommendations of the CICA 3870, which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that were outstanding or granted for fiscal years beginning on or after January 1, 2002 were to be measured and recognized using a fair value based method. Awards that an entity had the ability to settle in stock were recorded as equity, whereas awards that the entity was required to or had a practice of settling in cash were recorded as liabilities. The fair value method was encouraged for all other employee stock based compensation but other methods of accounting such as the intrinsic method were permitted. If the fair value method was not adopted, then pro-forma disclosure for net loss and loss per share was required to show the effects as if the fair value method has been used. The Company elected to use the intrinsic method to account for awards granted to employees and directors in 2002 and 2003. As a result of adopting this standard, opening deficit as at January 1, 2002 was increased by $116,900 and contributed surplus was increased by $116,900 to reflect certain SA Rights that were outstanding.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES – (cont'd)

[b] Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations" which requires the Company to retroactively record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation will be measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2004, for various reasons, including the fact that the BioOil plant is still under construction, the Company can not make a reasonable estimate of the fair value of the asset retirement obligations and consequently, no liability was accrued.

4. BORDER BIOFUELS LTD.

[a] Liquidation of BBL

In April 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company for a nominal cash consideration of $2 (£1) plus acquisition cost of $70,241 (£49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets.

As BBL remains in liquidation at December 31, 2004, the Company no longer controls the operating, financing and investing decisions of BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL for the prior periods have been accounted for as discontinued operations.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

4. BORDER BIOFUELS LTD. (cont'd.)

The results of the discontinued operations are as follows:

	2004 $	2003 $	2002 $
Sales	—	—	—
Net loss from discontinued operations	—	(63,031)	(1,508,189)
Gain on disposal	—	—	613,036
	—	(63,031)	(895,153)

[b]Guarantee provided by DynaMotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $385,320 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate (as at December 31, 2001 - 4%) plus 3%. The credit facility is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations. As BBL remains in liquidation at December 31, 2004, there has been no change in status regarding the settlement of the credit facility.

5. PROPERTY, PLANT AND EQUIPMENT

	2004		2003	
	Cost $	**Accumulated Amortization** $	Cost $	Accumulated Amortization $
Furniture and fixtures	166,649	127,064	172,248	119,926
Computer equipment and software	395,616	306,745	299,811	258,917
Equipment	647,960	408,916	603,015	324,938
Projects under development:				
Construction in Progress – West Lorne	10,958,107	—	1,235,510	—
Pre-construction advances	766,035	—	664,057	—
Leasehold improvements	153,106	100,476	88,065	88,065
Motor vehicles	57,446	47,565	53,462	30,900
	13,144,919	990,766	3,116,168	822,746
Net book value	12,154,153		2,293,422	

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

5. PROPERTY, PLANT AND EQUIPMENT (cont'd.)

The Company is constructing a 100 tonne per day BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2004, the Company had recorded pre-construction advances of $766,035 [2003 - $664,057] representing initial payments on a proposed 200 tonne per day plant. All of the pre-construction advances were paid in cash or shares.

During 2004, government grants of $2,829,117 [2003 - $416,708] have been applied to reduce the cost of property, plant and equipment under construction. For 2004 and 2003, construction in progress comprises the costs to construct a 100 tonne per day BioOil plant.

In 2002, the Company recorded write-downs of certain property, plant and equipment totaling $753,382, pertaining to the BioOil Power Generation segment. The Company determined that the net realizable value of certain test equipment was below their carrying values.

6. PATENTS

	2004		2003	
	Cost $	**Accumulated Amortization** $	Cost $	Accumulated Amortization $
Patents	**365,715**	**102,936**	320,250	74,811
Net book value	**262,779**		245,439	

In 2002, the Company recorded a write-down on patents pertaining to the DynaPower metal cleaning technology of $118,732. The Company determined that the future cash flows from these licenses granted upon the management buyout [note 12] of DynaPower were insufficient to support the carrying value of these patents. Therefore, these patents were written down to management's best estimates of the future discounted cash flows from the licenses on these patents.

Patents are recorded at cost and amortized on a straight line basis over the estimated useful life of the related technology of 16 years. The annual amortization expense of these patents for the next five years is estimated to be $23,000 per annum.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

7. SHORT-TERM LOANS

[a] On December 24, 2004 the Company entered into a loan agreement with an officer of the Company for $42,331 [2003 - $nil]. The loan bore interest at 2% per month and had a 1-month term and was repaid in January 2005.

[b] On June 3, 2003 the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loans bore interest at 2% per month and had a 12-month term. The loan agreement also called for the Company to issue 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financings.

The proceeds of the loan were allocated to the loan and warrants based on their relative fair values. Accordingly, $104,167 was initially allocated to the loan and $145,833 was allocated to the warrants. The carrying value of the debt was accreted up to its face value over the term to maturity. Accretion of $12,153 was recognized in the year ended December 31, 2003. The Company provided the lenders with a general security agreement and other undertakings in regard to the loan.

In December 2003, the Company repaid the loan and the lender released the Company from the general security agreement.

[c] During the year ended December 31, 2003 the Company was advanced $15,000 by a director which was non-interest bearing and was repaid in August 2003.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004 $	2003 $
Trade accounts payable	3,157,724	911,949
Accrued compensation	34,808	—
Accrued liabilities	4,057,642	613,023
Bank of Scotland guarantee *[note 4(b)]*	385,320	355,708
	7,635,494	1,880,680

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

9. CONVERTIBLE DEBENTURE

In December 2004 the Company entered into an agreement with an Ontario corporation (the "Vendor") to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. The agreement calls for the Company to enter into a marketing agreement with the Vendor and to issue to the Vendor 500,000 warrants to purchase common shares of the Company, exercisable at $0.49 per share during the period to December 31, 2006. As at December 31, 2004, the Company has not entered into any marketing agreement with the Vendor and no warrants have been issued as the convertible debenture agreement has only became effective shortly before year end.

The proceeds of the debenture have been allocated to the debenture and warrants based on their relative fair values. Accordingly, $307,463 was allocated to the debenture and $522,550 was allocated to the conversion feature and warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount will begin in January 2005.

10. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000, based on exchange rate at December 31, 2004) loan. The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also calls for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan is collateralized by the assets of the LP and is guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. Accordingly, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective shortly before year end. The accretion of the debt discount will begin in January 2005.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

11. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares [2003 - 100,000,000 common shares] with no par value and 100,000,000 Class A preferred shares [2003 – 100,000,000] with a par value of $5.00 each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2004 and 2003.

[b] Issued and outstanding common shares

	Issued	
	#	$
Balance, December 31, 2001	40,942,115	24,617,914
Issued for cash		
Pursuant to private placement	4,503,872	1,545,400
Issued on conversion of convertible loan	856,551	200,000
Issued for settlement of fees payable and severances	479,025	145,598
Issued for services [(i)]	3,159,437	1,136,507
Shares to be redeemed and cancelled [(ii)]	—	(92,379)
Balance, December 31, 2002	49,941,000	27,553,040
Issued for cash		
Pursuant to private placement	12,863,895	1,544,715
Pursuant to exercise of stock options	580,100	183,050
Issued on conversion of convertible loan	1,389,746	182,254
Issued for settlement of fees payable	2,206,966	699,037
Issued for services [(i)]	2,973,947	745,894
Shares redeemed and cancelled [(ii)]	(40,000)	—
Balance, December 31, 2003	69,915,654	30,907,990
Issued for cash		
Pursuant to private placement [(iii)]	16,906,913	5,825,691
Pursuant to exercise of stock options	569,284	180,314
Pursuant to exercise of warrants	188,333	50,583
Issued for settlement of fees payable	2,999,113	1,427,565
Issued for services [(i)]	2,425,641	1,322,145
Issued for SA Rights	124,860	75,489
Shares redeemed and cancelled [(ii)]	—	76,688
Balance, December 31, 2004	93,129,798	39,866,465

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[i] The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.

    a. The Company has entered into compensation arrangements with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are $nil [2003 - 1,536,141; 2002- 1,379,447] shares, fair valued at $nil [2003 - $321,082; 2002 - $552,387].

    b. In addition, the Company issued 2,393,459 [2003 - 980,753; 2002 – 675,486] restricted shares to non-employees for services, fair valued at $1,303,005 [2003 - $363,764; 2002 - $217,269]. The shares have a 12-month restriction from the issue date.

    c. The Company has issued $nil [2003 - 455,794; 2002 – 1,054,916] shares to employees, directors and officers for services rendered, recorded at fair value of $nil [2003 - $60,922; 2002 - $349,901].

    d. In addition, the Company issued 32,182 [2003 - 8,590; 2002 - 49,588] restricted shares to employees and directors for services, fair valued at $19,140 [2003 - $2,686; 2002 - $16,950]. The shares have a 12 month restriction from the issue date. During 2003, 7,331 common shares previously issued to a director of the Company were cancelled and returned to Treasury with a fair value of $2,560.

[ii] At December 31, 2004, the Company had nil [December 31, 2003 - 306,748] common shares to be redeemed. The remaining balance of the previously accrued redemption was cancelled as a result of the Company using the shares as a deposit on the next development project. These shares, which were included as outstanding at December 31, 2003, were issued for services in relation to the termination of agreements with non-employees and to be redeemed upon satisfying conditions of the termination agreements which were fully settled in 2003.

[iii] During the year ended December 31, 2004, the Company completed several private placements for gross proceeds of $6,491,511. Share issuance costs related to these private placements totaled $665,820, of which, $385,035 was paid in cash and $280,785 was paid in shares [note 11(i)]. Pursuant to the private placement agreements in 2004 and 2003, 4,479,559 Series Q warrants and 4,227,739 Series S warrants were issued in 2004 [note 11(c)].

The Company also issued 2,999,113 fully vested shares for services performed in 2004. These shares were valued based on the quoted market price on the date of the agreement.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[c] Shares to be issued

At December 31, 2004, the Company has 5,629,859 [2003 – 7,107,160] common shares to be issued which are comprised of:

[i]   1,403,080 [2003 – 2,783,677] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements with a value of $704,486 [2003 - $1,351,099].

[ii] 4,226,779 common shares relating to a private placement commenced during the year ended December 31, 2004 [2003 – 4,185,150] and nil [2003 - 138,333] common shares are related to exercise of warrants. The private placement is for up to $6.0 million at an offering price between $0.355 and $0.414. At December 31, 2004, the Company had received $1,636,408 [2003 - $1,476,012] in cash for these shares to be issued [note 21(a)].

[d] Escrow agreement

At December 31, 2004 and 2003, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At December 31, 2004 and 2003, 225,334 common shares were held in escrow from an original total of 676,000 common shares put into escrow. These common shares are to be released from escrow upon the Company achieving a capitalized stock value of $100 million.

During the three-year period ended December 31, 2004, no common shares were released from escrow and at December 31, 2004, 781,334 [2003 - 781,334] common shares are held in escrow.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[e] Stock options

At December 31, 2004, the following stock options to Directors, employees and others were outstanding:

Range of Exercise Prices	Number Outstanding at December 31, 2004	Options Outstanding		Options Exercisable	
		Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2004	Weighted-Average Exercise Price
$0.20 - $0.23	6,051,723	6.93 years	$0.21	5,189,698	$0.21
$0.30 - $0.50	5,106,000	3.90 years	$0.49	4,618,500	$0.46
$0.60 - $0.90	332,000	1.94 years	$0.84	332,000	$0.84
$1.00	120,000	5.09 years	$1.00	120,000	$1.00
$1.50	330,000	0.26 years	$1.50	309,000	$1.50
	11,939,723			10,569,198	

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 13,969,470 [2003 - 10,487,348] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2004, 2,029,747 [2003 - 471,360] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant.

Subsequent to December 31, 2004, all of the 330,000 stock options with exercise price of $1.50 expired unexercised.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common Shares Issuable	Weighted Average Exercise Price
	#	$
Balance, December 31, 2001	5,001,963	1.15
Options granted	4,638,298	0.44
Options forfeited or expired	(1,598,725)	0.96
Options exercised	(2,213,699)	0.38
Balance, December 31, 2002	5,827,837	0.63
Options granted	7,603,409	0.24
Options forfeited or expired	(1,299,017)	0.32
Options exercised	(2,116,241)	0.52
Balance, December 31, 2003	10,015,988	0.41
Options granted	3,393,769	0.36
Options forfeited or expired	(900,750)	0.70
Options exercised	(569,284)	0.32
Balance, December 31, 2004	11,939,723	0.38

During 2004, the Company extended the expiry date of 6,606,617 options issued to officers from the original expiry date for a period of five years.

During 2003, the Company repriced 500,000 options issued to a director (or company controlled by a director) from the original exercise price of $0.50 to a new exercise price of $0.30. During 2002, the Company repriced 1,800,000 options issued to directors from the original exercise price of $1.50 to a new exercise price of $0.50.

Included in the options granted in 2004, were 350,000 [2003 - 817,300] options to non-employees for services rendered recorded at a fair value of $73,750 [2003 - $145,711].

Subsequent to year end, 211,877 options with a weighted average exercise price of $0.27 were exercised.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

The weighted-average fair value of options granted in 2004 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $nil (as there were no stock options granted in 2004 where stock price is equal to the exercise price of the options), $0.40, and $0.41 respectively [2003 - $0.20, $0.38, and $0.21; 2002 - $0.37, $0.41, and $0.32].

The fair value of stock options, SA Rights and warrants granted in 2004 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 4.3%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 92.7%; and weighted average expected life of the option of 7.9 years.

Pro forma information regarding net income and earnings per share was previously required by CICA 3870, for all periods presented where the fair value method was not chosen, as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method [see note 3(a)]. The fair value for these options, SA Rights and warrants is estimated at the measurement date using the Black Scholes option pricing model with the following assumptions for 2003 and 2002, respectively: Risk free interest rate of 4.5% for both years; dividend yields of 0% for both years; volatility factors of the expected market price of the Company's common stock of 116% and 113%, and weighted average expected lives of the options of 2.7 years and 4.3 years.

Supplemental disclosure of pro forma loss and loss per share is as follows:

	2003 $	2002 $
Loss for the period as stated	(4,984,681)	(5,261,607)
Less stock-based compensation	676,354	121,248
Pro forma loss	(5,661,035)	(5,382,855)
Basic and diluted loss per share as stated	(0.09)	(0.12)
Proforma basic and diluted loss per share	(0.10)	(0.12)

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

During 2003, the Company repriced 200,000 warrants from the original exercise price of $0.40 to a new exercise price of $0.15 and compensation expense of $16,000 was recorded.

At December 31, 2004 the common share purchase warrants outstanding were as follows:

	No. of Common Shares Issuable	Exercise Price	Expiration Date
Series F Warrants	933,333	$0.70	March 5, 2005
Series M Warrants	102,544	$1.50	January 20, 2005 - May 09, 2005
Series O Warrants	300,000	$0.35	June 10, 2005
Series P Warrants	4,477,147	$0.33 to 0.40	July 29, 2005 - December 23, 2006
Series Q Warrants	11,492,088	$0.20 to $0.75	August 31, 2005 – August 31, 2008
Series R Warrants	2,500,000	$0.20	August 31, 2008
Series S Warrants	4,910,239	$0.47 to $0.69	August 10, 2006 to December 23, 2007
Series T Warrants	312,500	$0.49	November 3, 2007

As at December 31, 2004, all warrants are vested.

(1) 933,333 of the Series F warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement and expired unexercised subsequent to year end.

(2) The Series M warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. 50,353 Series M warrants expired and were cancelled during the year.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

(3) The Series N-b warrants expired and were cancelled during the year.

(4) The Series O warrants were issued as a part of a loan agreement [note 14(f)] during the year ended 2002.

(5) The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively.   During the year ended December 31, 2004, pursuant to various private placements agreement, the Company issued 2,700,000 Series P warrants with an exercise price of $0.40 per share, expiring on April 1, 2006.

(6) The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company [note 14(e)]. 4,479,559 Series Q warrants were issued during the year at a weighted average exercise price of $0.59 per share, expiring on various dates from January 12, 2006 to May 20, 2007. Also in 2004, 188,333 warrants were exercised at a weighted average price of $0.27 per share.

(7) The Series R warrants were issued as part of a loan agreement. 2,500,000 Series R warrants were issued as part of the loan financings [note 7(b)] at a weighted average exercise price of $0.59 per share.

(8) The Series S warrants were issued during the year as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. 4,910,239 Series S warrants were issued during the year [note 10].

(9) The Series T warrants were issued as a part of a loan agreement during the year and the warrants vested immediately upon issue.

Compensation expenses recognized for warrants granted during 2004 was $601,250 [2003 - $1,265,474; 2002 - $45,994].

[g] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

The SA Rights vest as the Company achieves stock value target as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

At December 31, 2004, 300,000 [December 2003 - 1,468,335] SA Rights were outstanding and 200,000 [December 2003 - 1,106,668] were vested.

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:

	No. of SA Rights Issued
Balance, December 31, 2002	1,471,668
SA Rights forfeited	(3,333)
Balance, December 31, 2003	1,468,335
SA Rights redeemed	(766,668)
SA Rights forfeited	(401,667)
Balance, December 31, 2004	300,000

At December 31, 2004, the following SA Rights, all of which were issued to employees, were outstanding:

SA Rights Outstanding	SA Rights Vested	Initial Value	Expiration Date
300,000	200,000	$0.40	December 31, 2008

In 2004, the Company received redemption notices for 766,668 SA Rights for $114,433 of which $38,944 was paid in cash and $75,489 was paid in shares.

The Company has an arrangement with a former director of the Company for 300,000 outstanding SA Rights of which 200,000 SA Rights have been vested with an initial value of $0.40 extending the expiration date to December 31, 2008.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[h] Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered, the fair value of warrants issued under short-term loan agreements [note 7], the fair value of warrants related to convertible debentures [note 9], and the fair value of warrants related to long-term debt [note 10], and the fair value of equity awards granted to employees [note 11(i)].

[i] Stock based compensation

The Company has recorded stock based compensation as follows:

	2004 $	2003 $	2002 $
Balance sheet items			
Property, plant and equipment	**350,812**	1,004,564	105,455
Share issue costs	**280,785**	947,202	—
Other	**17,893**	51,000	11,989
	649,490	2,002,766	117,444
Income statement items			
Professional fees	**235,845**	655,416	546,286
General and administrative salaries and benefits	**3,707,356**	1,712,658	730,245
Marketing	**—**	51,628	42,385
Research & development	**787,403**	—	4,626
Interest expense and other	**97,200**	8,155	2,468
	4,827,804	2,427,857	1,326,010
Total stock based compensation	**5,477,294**	4,430,623	1,443,454

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[j] Basic and diluted loss per common share

	2004	2003	2002
Numerator			
Loss from continuing operations	**$(9,916,215)**	$(4,921,650)	$(4,366,454)
Loss from discontinued operations	**—**	(63,031)	(895,153)
Net loss	**$(9,916,215)**	$(4,984,681)	$(5,261,607)
Denominator			
Weighted average number of common shares outstanding	**81,760,633**	57,398,824	45,886,312
Escrowed shares	**(781,334)**	(781,334)	(781,334)
	80,979,299	56,617,490	45,104,978
Basic and diluted loss per common share			
Continuing operations	**$(0.12)**	$(0.09)	$(0.10)
Discontinued operations	**—**	(0.00)	(0.02)
Loss per share	**$(0.12)**	$(0.09)	$(0.12)

12. DYNAPOWER MANAGEMENT BUYOUT

In April 2002, the Company sold all tangible assets in its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 plus future royalties. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower for a period of seven years from the closing of the sales agreement. The royalties over the seven year period are based on an increasing percentage of the cumulative revenues generated by DynaPower on sales of DynaPower systems. The intellectual property will transfer from the Company to DynaPower on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached. In 2002, the Company recorded write-downs of patents related to DynaPower for $118,732 [note 6].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

13. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum lease commitments for premises and equipment:

	$
2005	125,000
2006	134,000
2007	147,000
2008	142,000
2009	45,000
	593,000

In connection with the Company's West Lorne project [see note 5] the Company is committed to outstanding construction commitments of approximately $6.4 million, of which a vender has committed to provide a $3.0 million (C$3.64 million) 7-year lease financing on equipment purchases.

Pursuant to employment agreements with certain officers of the Company, which expire on July 31 and December 31, 2009, the Company is obligated to paid the full term of contract in the event of the officers' early termination. As at December 31, 2004 the compensation obligation payable over the next four years amounts to $3,183,445.

Pursuant to employment agreements with certain officers of the Company, the Company is obligated to allot and issue 335,000 fully-paid shares and a cash bonus of $16,600 once the Company's first commercial plant is successfully commissioned.

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

14. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in notes 7 and 11, the Company had the following transactions with related parties:

[a] Consulting fees and salaries of $3,053,332 for the year ended December 31, 2004 [years 2003 - $1,591,097; 2002 - $639,910] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $2,288,556 [2003 - $1,233,418; 2002 - $447,789] paid by stock based compensation [note 11(b)(i)].

[b] Consulting fees and share issue costs of $574,326 for the year ended December 31, 2004 [years 2003 - $1,002,085; 2002 - $nil] have been paid to a shareholder of the Company. Included in the amount above, is $513,958 [2003 - $1,002,085; 2002 - $nil] paid by stock based compensation [note 11(b)(i)].

[c] As at December 31, 2004, $136,370 [2003 - $32,673; 2002 - $nil] was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2004.

[d] In 2002, the Company entered into loan agreements with certain directors totaling $182,254. The loans comprised $118,839, which was used to settle amounts owing to certain directors and $63,415 which was received in cash. The loans and accrued interest were converted in May 2003 into the Company's common shares at 75% of the 10-day average of the Company's market share price prior to conversion. A total of 818,418 warrants were also granted to the lenders in connection with the loans [note 11(f)(6)]. The warrants have exercise prices ranging from $0.20 to $0.44, expire from May 6, 2006 to December 23, 2006, and are outstanding at December 31, 2004. For the portion of the loans received in cash, interest was charged at a rate of 1% per month and was included in the converted amount. The remaining debt was non-interest bearing.

The carrying value of the loans was accreted up to its fair value over the term to the date of conversion. For the year ended December 31, 2003, $115,633 of accretion interest has been charged to the Consolidated Statement of Loss.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

14. RELATED PARTY TRANSACTIONS (cont'd.)

[e] During 2002, the Company entered into a loan agreement with related parties for $200,000 cash, which was converted in 2002 into the Company's common shares at 75% of the 10 day average of the Company's market share price prior to conversion. A total of 300,000 warrants were granted to the lenders in connection with the loans. The warrants have an exercise price of $0.35 per common share and expire on June 10, 2005. Interest was charged at a rate of 1% per month and was payable up to conversion. The warrants are outstanding at December 31, 2004.

[f] On June 3, 2003 the Company entered into a loan agreement with an officer of the Company for $50,000. The loan bore interest at 2% per month and had a 12-month term. The loan agreement also calls for the Company to issue 500,000 warrants exercisable at $0.20 each for a period of five years as part of the loan financings. In December 2003, the Company repaid the loan and the lenders released the Company from the general security agreement.

15. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2004, the Company has loss carryforwards of approximately $31,266,000 to apply against future taxable income in Canada ($28,154,000) and the United Kingdom ($3,112,000) and $1,046,000 and $481,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:

	Federal Investment Tax Credits $	Provincial Investment Tax Credits $	Loss Carryforwards $
2005	—	—	2,799,000
2006	12,000	—	2,643,000
2007	111,000	—	4,593,000
2008	24,000	—	5,214,000
2009	47,000	7,000	3,847,000
2010	162,000	91,000	2,610,000
2011	190,000	106,000	—
2012	53,000	29,000	—
2013	166,000	92,000	—
2014	281,000	156,000	6,448,000
	1,046,000	481,000	28,154,000

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

15. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (cont'd.)

In addition, the Company has scientific research and experimental development expenditures of approximately $5,944,000 that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets as of December 31, 2004 and December 31, 2003 are as follows:

	2004	2003
	$	$
Loss carryforwards	**10,965,000**	8,164,000
Research and development deductions and credits	**3,102,000**	2,588,000
Property, plant and equipment	**1,056,000**	208,000
Financing costs	**514,000**	380,000
Total future tax assets	**15,637,000**	11,340,000
Valuation allowance	**(15,637,000)**	(11,340,000)
Net future tax assets	**—**	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2004 and 2003 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company's expected effective tax rate for the reversal of the tax benefit would be 35.62%, 35.62% and 37.62% in 2004, 2003 and 2002, respectively.

The Company's future tax assets include approximately $261,000 [2003 - $136,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

16. SUPPLEMENTAL CASH FLOW INFORMATION

Net change in non-cash working capital	2004 $	2003 $	2002 $
Receivables	(90,890)	(38,399)	8,737
Inventory	—	—	10,043
Prepaid expenses and deposits	(96,852)	10,566	136,434
Deferred revenue	—	—	(51,981)
Accounts payable and accrued liabilities	2,274,898	227,628	508,142
	2,087,156	199,795	611,375
Interest paid			
Short-term interest paid	26,000	63,522	48,661

For stock based non-cash investing and financing activities, see note 11 (i). Also, excluded from investing activities were $2,941,567 of additions to property, plant and equipment which were accrued in accounts payable and accrued liabilities and will be financed through capital leases.

17. GOVERNMENT ASSISTANCE

Government assistance received during the year ended December 31, 2004 in the amount of $3,611,412 [2003 - $915,237; 2002 - $467,832] has been recorded as a reduction of expenditures.

Government assistance applied to:	2004 $	2003 $	2002 $
Property, plant and equipment and other	2,829,117	422,176	127,144
Research and development	765,106	456,438	288,445
Other expenses	17,189	36,623	52,243
Total	3,611,412	915,237	467,832

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

17. GOVERNMENT ASSISTANCE (cont'd.)

[a] Technology Partnerships Canada

During 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $6.8 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The Company has received extensions to the original contribution agreement with TPC to March 31, 2006 while retaining the original cumulative maximum assistance level of $6.8 million. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $13.2 million (Cdn$ 16 million) or until the expiration of contract on December 31, 2014. The Company has received $4.8 million (Cdn$5.7 million) under these agreements to date. In 2004, the Company received approximately $800,000, of which $10,740 was deducted from patents and the remainder was used to reduce expenditures made during the current year. As at December 31, 2004, $236,548 [2003 - $695,437] is included in government grants receivable. In early 2002, subsequent to the original amendment, the Company recovered $269,792 relating to eligible expenditures made in 2001.

[b] Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada ("SDTC") whereby SDTC will contribute $4.2 million (Cdn$5 million) to the capital cost of the Company's Erie Flooring 100 tonne per day BioOil co-generation project development. This amount will be a grant and will be accounted for as a reduction in the capital cost of the project. During 2004, the Company received payment of $2.8 million (Cdn$ 3.7 million) from SDTC.

[c] Other contribution agreements

The Company had contribution agreements with other Canadian governmental agencies for a maximum contribution of $196,178 over the 2002 - 2004 period. In the year ended December 31, 2004, the Company received $24,203 [2003 - $73,709; 2002 - $98,266] under these agreements. Of these amounts, $nil is included in government grants receivable as at December 31, 2004 [2003 - $37,339; 2002 - $20,571].

In the year ended December 31, 2004, $24,203 [2003 - $73,709; 2002 - $98,266] has been used to reduce expenditures made in the current year. A portion of these funds, to a maximum of $41,501, are repayable under certain defined terms of non-performance.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

18. SEGMENTED INFORMATION

In 2004 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. In 2002, the Company sold the operating assets of DynaPower to the management of DynaPower and entered into a licensing arrangement for the DynaPower intellectual property retained by the Company [note 12]. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed.

Corporate includes other corporate related amounts that are not a separately reportable segment.

	2004 $	2003 $	2002 $
Revenue			
Actuator	—	—	47,419
DynaPower	—	—	18,480
BioOil Power Generation	—	—	2,580
Corporate	—	—	90
	—	—	68,569
Loss for the period from continuing operations			
Actuator	—	—	47,419
DynaPower	—	—	(105,074)
BioOil Power Generation	(9,916,215)	(4,921,650)	(856,475)
Corporate	—	—	(3,452,324)
	(9,916,215)	(4,921,650)	(4,366,454)
Capital expenditures, including patents (net of government grants and disposal)			
DynaPower	—	—	—
BioOil Power Generation	8,982,857	1,497,398	182,637
Corporate	123,593	4,702	836
	9,106,450	1,502,100	183,473
Amortization and depreciation			
Actuator	—	—	—
DynaPower	—	—	—
BioOil Power Generation	55,317	90,373	197,005
Corporate	75,595	35,207	116,469
	130,912	125,580	313,474
Total assets			
BioOil Power Generation	12,472,935	3,211,780	
Corporate	725,763	547,825	
	13,198,698	3,759,605	

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004 (expressed in U.S. dollars)

18. SEGMENTED INFORMATION (cont'd.)

	2004 $	2003 $	2002 $
Geographic information			
Revenue			
United States	—	—	47,419
Canada	—	—	21,060
Other	—	—	90
	—	—	68,569
Property, plant and equipment			
United States	540	685	
Canada	12,143,732	2,270,176	
United Kingdom	9,880	22,561	
	12,154,152	2,293,422	

For the year ended December 31, 2004 and 2003 the Company recorded no revenue. For the year ended December 31, 2002, 69% and 10% of sales were from two customers. As at December 31, 2004, there were no accounts receivable balances relating to these customers [2003 - $nil].

19. PROJECT ADVANCE

In June 2003 the Company received $166,003, translated at the rate on the balance sheet date, (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company equity upon the decision of whether or not to proceed with the Project. The Project is now proceeding at the site of Erie Flooring in West Lorne Ontario, but the Company has agreed with OPG that they may extend the time until March 31, 2005 to decide whether to convert the Project Advance into either a Project ownership interest or into Company equity based on then current market value [note 21(b)].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

20. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("U.S. GAAP"), except as follows:

[i]   Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the carrying value, will be recorded as compensation expense upon release from escrow. Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii] Under U.S. GAAP, patent costs are amortized over the life of the patent commencing with the date the patent is granted. Under Canadian GAAP, patent costs are amortized over the life of the patent commencing with commercial production.

[iii] Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying, without restatement, the fair value based method of stock-based compensation to options granted to employees rather than the previously noted intrinsic method was to increase the deficit as at January 1, 2004 by $797,602 with the corresponding increase to contributed surplus.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method without restatement. For US GAAP purposes, the Company continues to follow SFAS No. 123.("SFAS 123") "Accounting for Stock Based Compensation" in accounting for options granted to non-employees and Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. During 2004, 315,813 [2003 – 1,595,456; 2002 - nil] fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25. Compensation relating to variable plans is recorded in the reconciliation when it becomes probable that the award will be earned.

Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a difference between Canadian and U.S. GAAP. For the years ended December 31, 2003 and 2002,, the Company adopted the guidance under CICA Handbook Section 3870 [note 3] which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or ther assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 are to be measured and recognized using a fair

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

value based method. For stock based awards granted to employees, the Company had previously elected to use the intrinsic method as permitted under Canadian GAAP, which is consistent with U.S. GAAP.

[iv] For U.S. GAAP purposes, the Company presents the disclosure requirements of Financial Accounting Standard No. 130 ("SFAS 130") in these consolidated financial statements. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only the cumulative translation adjustment.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for annual reporting periods of the registrant's first fiscal year beginning on or after December 15, 2005.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

20. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2004 $	2003 $	2002 $
Loss for the year, Canadian GAAP	**9,916,215**	4,984,681	5,261,607
Adjustment for stock based compensation	**(1,511,031)**	—	—
Adjust for patent write-down	**—**	—	2,862
Loss for the year, U.S. GAAP	**8,405,184**	4,984,681	5,264,469
Unrealized (gain)/losses on foreign currency translation	**(35,733)**	146,363	24,321
Comprehensive loss for the year, U.S. GAAP	**8,369,451**	5,131,044	5,288,790
Weighted average number of common shares outstanding	**80,979,299**	56,617,490	45,104,978
Basic and diluted loss per common share, U.S. GAAP	**(0.10)**	(0.09)	(0.12)

The consolidated assets and liabilities under accounting principles generally accepted in Canada are the same as the consolidated assets and liabilities under the accounting principles generally accepted in the United States..

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2004   (expressed in U.S. dollars)

21. SUBSEQUENT EVENTS

[a] As described in note 11(c), during the first 3 months in 2005, the Company issued 9,453,721 common shares for total proceeds of $3,734,881, inclusive of $1,636,307 received as at December 31, 2004 relating to a private placement commencing during second quarter of 2004.

[b] The Company received notice from Ontario Power Generation Inc. that it wishes to convert its project advance of $166,003 (C$200,000) into common shares of the Company (see also note 19).

22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit	Exhibit Description
3.1(a)	Company Act Memorandum of DynaMotive Technologies Corporation, as amended to August 15, 2000 (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)
3.1(b)	Amendment to the Company act Memorandum of DynaMotive Energy Systems Corporation, dated July 3, 2001 (filed as Exhibit 3.1(b) to the Company's Quarterly Report on Form 10-Q filed on August 14, 2001 and incorporated herein by reference.)
3.2	Articles of DynaMotive Technologies Corporation, as amended to date (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)
3.3	Notice of Alteration to the authorized share structure of the Company as filed with the British Columbia Corporate and Personal Property Registries on October 28, 2004
4.1	Sustainable Development Technology Canada Contribution Agreement dated as of March 5, 2004 (filed on Form 20-F on June 1, 2004).
4.2	Modification No. M1 to the Sustainable Development Technology Canada Contribution Agreement dated as of April 6, 2004 (filed on Form 20-F on June 1, 2004).
4.3	Loan Agreement between Memorial Gift Trust, James Acheson and the Company dated June 3, 2003 (filed on Form 20-F on June 1, 2004).
4.4	Technology Partnerships Canada Agreement dated July 29, 1997 including amendments dated February 2, 1998 to August 29, 2003 (filed on Form 20-F on June 1, 2004).
4.5	Amendment to the Technology Partnerships Canada Agreement dated November 23, 2004.
4.6	Consortium Master Agreement dated February 11, 2004
4.7	Alliance Agreement with UMA Engineering Ltd. dated January 29, 2004.
4.8	Loan Agreement between Environmental Engineering & Consultants Limited and the Company dated November 3,

Exhibit	Exhibit Description
	2004.
4.9	Settlement Agreement between Magellan Aerospace Limited, West Lorne BioOil Co-Generation LP and the Company dated December 10, 2004.
10.21	Escrow Agreement, dated January 10, 1995, by and among the Company, Montreal Trust Company of Canada and the holders of the 3,140,900 escrowed shares (filed as Exhibit 10.21 to the Company's Registration Statement on Form SB-2, Registration No. 33-98622, and incorporated herein by reference.)
10.28	February 9, 2000 Agreement to Purchase Patents and Rights between DynaMotive Technologies Corporation and RTI Resource Transforms International, Ltd., (filed as Exhibit 10.28 to the Company's Form 10-QSB filed on May 15, 2000, and incorporated herein by reference.)
12.1	Certification of chief executive officer
12.2	Certification of chief financial officer
13.1	Certification of chief executive officer and chief financial officer – Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DynaMotive Energy Systems Corporation

Date: May 30, 2005

By:_____/s/ R. Andrew Kingston_____
       R. Andrew Kingston
       President and Chief Executive Officer

By:_____/s/ Brian Richardson_____
       Brian Richardson
       Chief Financial Officer